As filed with the Securities and Exchange Commission on March 30, 1999

                                                      Registration No. 333-72753

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------
                                    FORM S-6
                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                                 Pre-Effective Amendment No. 1

                                -----------------
                        SECURITY LIFE SEPARATE ACCOUNT L1
                              (Exact Name of Trust)



                    SECURITY LIFE OF DENVER INSURANCE COMPANY
                               (Name of Depositor)
                                  1290 Broadway
                           Denver, Colorado 80203-5699
              (Address of Depositor's Principal Executive Offices)



                                                 Copy to:
GARY W. WAGGONER, ESQ.                           KIMBERLY J. SMITH, ESQ.
Security Life of Denver Insurance Company        Sutherland Asbill & Brennan LLP
1290 Broadway                                    1275 Pennsylvania Avenue, NW
Denver, Colorado 80203-5699                      Washington, D.C. 20004-2415
                                                 (202) 383-0314

(Name and Address of Agent for Service)


                          ----------------------------



Title of securities being registered: Variable last survivor life insurance policies.

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Form V-91-99

                SECURITY LIFE SEPARATE ACCOUNT L1 (File No. 333-72753)
                              Cross-Reference Table



Form N-8B-2 Item No.                        Caption in Prospectus

1, 2                                        Cover; Security Life of Denver Insurance Company;
                                            Security Life Separate Account L1

3                                           Inapplicable

4                                           Security Life of Denver Insurance Company

5, 6                                        Security Life Separate Account L1

7                                           Inapplicable

8                                           Financial Statements

9                                           Inapplicable

10(a), (b), (c), (d), (e)                   Policy Summary; Policy Values, Determining the
                                            Value of Amounts in the Divisions of the Variable
                                            Account; Charges, Deductions and Refunds;
                                            Surrender; Partial Withdrawals; The Guaranteed
                                            Interest Division; Transfers of Account Value;
                                            Right to Exchange Policy; Lapse; Reinstatement;
                                            Premiums

10(f)                                       Voting Privileges; Right to Change Operations

10(g), (h)                                  Right to Change Operations

10(i)                                       Tax Considerations; Detailed Information about the
                                            Variable Last Survivor Universal Life Policy;
                                            General Policy Provisions; The Guaranteed
                                            Interest Division

11, 12                                      Security Life Separate Account L1

13                                          Policy Summary; Charges, Deductions and Refunds;
                                            and Group or Sponsored Arrangements or
                                            Corporate Purchasers



Form N-8B-2 Item No.                        Caption in Prospectus


14, 15                                      Policy Summary; Free Look Period or Right to
                                            Examine Period; General Policy
                                            Provisions; Applying for a Policy

16                                          Premiums; Allocation of Net Premiums; How We
                                            Calculate Accumulation Unit Values for Each
                                            Division

17                                          Premium Payments Affect Your Coverage;
                                            Surrender; Partial Withdrawal

18                                          Policy Summary; Tax Considerations; Detailed
                                            Information about the Variable Last Survivor
                                            Universal Life Policy; Security Life Separate
                                            Account L1; Persistency Refund

19                                          Reports to Owners; Notification and
                                            Claims Procedures; Performance Information
                                            (Appendix C)

20                                          See 10(g) & 10(a)

21                                          Policy Loans

22                                          Policy Summary; Premiums; Grace Period; Security
                                            Life Separate Account L1; Detailed Information
                                            about the Variable Last Survivor Universal
                                            Life Policy

23                                          Inapplicable

24                                          Inapplicable

25                                          Security Life of Denver Insurance Company

26                                          Inapplicable

27, 28, 29, 30                              Security Life of Denver Insurance Company

31, 32, 33, 34                              Inapplicable

35                                          Inapplicable

36                                          Inapplicable



Form N-8B-2 Item No.                        Caption in Prospectus

37                                          Inapplicable

38, 39, 40, 41(a)                           General Policy Provisions; Distribution of
                                            the Policies; Security Life of Denver Insurance
                                            Company

41(b), 41(c), 42, 43                        Inapplicable

44                                          Determining the Value in the Variable Divisions;
                                            How We Calculate Accumulation Unit Values
                                            for Each Division

45                                          Inapplicable

46                                          Partial Withdrawals; Detailed Information about
                                            the Variable Last Survivor Universal Life
                                            Policy

47, 48, 49, 50                              Inapplicable

51                                          Detailed Information about the Variable Last Survivor
                                            Universal Life Policy

52                                          Determining the Value in the Variable Divisions;
                                            Right to Change Operations

53(a)                                       Tax Considerations

53(b), 54, 55                               Inapplicable

56, 57, 58                                  Inapplicable

59                                          Financial Statements

                                   Prospectus

                      VARIABLE LAST SURVIVOR UNIVERSAL LIFE
           A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                                    issued by

                    SECURITY LIFE OF DENVER INSURANCE COMPANY
                                       AND
                        SECURITY LIFE SEPARATE ACCOUNT L1

Consider carefully the policy charges, deductions, and refunds beginning on page 48 in this prospectus.

You should read this prospectus and keep it for future reference. A prospectus for each underlying investment portfolio must accompany and should be read together with this prospectus.

This policy is not available in all jurisdictions. This policy is not offered in any jurisdiction where this type of offering is not legal. Depending on the state where it is issued, policy features may vary. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

Replacing your existing life insurance policy(ies) with this policy may not be beneficial to you.


YOUR POLICY
     o is a flexible premium variable joint and survivor universal life insurance policy;
     o is issued on two lives on whom insurance coverage may continue, in whole or in part, until both have died;
     o  is issued by Security Life of Denver Insurance Company; and
     o is returnable by you during the free look period or right to examine period if you are not satisfied.

YOUR POLICY PREMIUM PAYMENTS
     o  are flexible, so the premium amount and frequency may vary;
     o are allocated to variable investment divisions and the guaranteed interest division, based on your instructions;
     o are invested in shares of the underlying investment portfolios under each variable division; and
     o can be invested in up to eighteen investment options over the policy's lifetime.

YOUR ACCOUNT VALUE
     o is the sum of your holdings in the variable divisions, the guaranteed interest division and the loan division;
     o has no guaranteed minimum cash value under the variable divisions. The value varies with the value of the matching investment portfolio;
     o has a minimum guaranteed rate of return if you have an amount in the guaranteed interest division; and
     o is subject to various expenses and charges, including possible surrender charges.

DEATH PROCEEDS
     o are paid if the policy is still in force at the second death of the two insured people;
     o are equal to the death benefit minus outstanding policy loans, accrued loan interest and unpaid charges incurred before the second insured person dies;
     o  are calculated under your choice of options;
         * Option 1- a fixed minimum death benefit
         * Option 2- a stated death benefit plus your account value; and
     o enhanced death benefit corridor option - available with either option 1 or option 2 to increase death benefit coverage based on life expectancy with sufficient funding; and
     o are generally not federally income taxed if your policy continues to meet the federal income tax definition of life insurance.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 DATE OF PROSPECTUS ________________ ____, 1999

Form V-91-99

ISSUED BY:        Security Life of Denver            UNDERWRITTEN BY:           ING America Equities, Inc.
                      Insurance Company                                         1290 Broadway
                  Security Life Center                                          Denver, CO 80203-5699
                  1290 Broadway                                                 (303) 860-2000
                  Denver, CO 80203-5699
                  (800) 525-9852


THROUGH ITS:      Security Life Separate Account L1


ADMINISTERED BY:  Customer Service Center
                  P.O. Box 173888
                  Denver, CO 80217-3888
                  (800) 848-6362


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Variable Last Survivor                 2

TABLE OF CONTENTS


POLICY SUMMARY.................................................................8
         Your Policy...........................................................8
         Free Look Period or Right to Examine Period...........................8
         Your Policy Premiums..................................................8
                  Allocation of Net Premiums...................................8
         Variable Divisions....................................................8
         Policy Values.........................................................9
                  Your Account Value in the Variable Divisions.................9
         Transfers of Account Values..........................................10
         Special Policy Features..............................................10
                  Additional Benefits.........................................10
                  Dollar Cost Averaging.......................................10
                  Automatic Rebalancing.......................................10
                  Loans    ...................................................10
                  Partial Withdrawals.........................................10
                  Persistency Refund..........................................10
         Policy Modification, Termination and Continuation Features...........10
                  Right to Exchange Policy....................................10
                  Policy Split Option.........................................10
                  Surrender...................................................10
                  Lapse    ...................................................10
                  Reinstatement...............................................11
                  Continuation of Coverage....................................11
         Death Benefits.......................................................11
         Charges and Deductions...............................................11
                  Deductions from Premium.....................................11
                  Deductions from the Variable Divisions......................11
                  Monthly Deductions from Your Account Value..................12
                  Policy Transaction Fees.....................................12
                  Administrative Fees.........................................12
                  Allocation Change Fee.......................................12
                  Surrender Charges...........................................12
                  Charges from Investment Portfolios..........................12
         Tax Considerations...................................................12

INFORMATION ABOUT SECURITY LIFE, THE VARIABLE ACCOUNT, THE INVESTMENT OPTIONS
         AND THE GUARANTEED INTEREST DIVISION.................................13
         Security Life of Denver Insurance Company............................13
         Year 2000 Preparedness...............................................13
         Security Life Separate Account L1....................................14
                  Variable Account Structure..................................14
                  Order of Variable Account Liabilities.......................14
                  Variable Divisions..........................................14
                  Investment Portfolios.......................................14
         Objectives of the Investment Portfolios..............................15
         The Guaranteed Interest Division.....................................19
         Maximum Number of Investment Divisions...............................19

DETAILED INFORMATION ABOUT THE VARIABLE LAST SURVIVOR UNIVERSAL LIFE POLICY...20
         Applying for a Policy................................................20
                  Policy Issuance.............................................20
                  Definition of Life Insurance................................20

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Variable Last Survivor                 3

         Temporary Insurance..................................................20
         Premiums ............................................................21
                  Scheduled Premiums..........................................21
                  Unscheduled Premium Payments................................21
                  Minimum Annual Premium......................................21
                  Special Continuation Period.................................22
                  Allocation of Net Premiums..................................22
         Premium Payments Affect Your Coverage................................22
                  Modified Endowment Contracts................................23
         Death Benefits.......................................................23
                  Base Death Benefit..........................................24
                  Death Benefit Options.......................................25
                  Changes in Death Benefit Option 1 or 2......................25
                  Enhanced Death Benefit Corridor Option......................26
                  Changes in Death Benefit Amounts............................26
                  Guaranteed Minimum Death Benefit............................27
                  Requirements to Maintain the Guarantee Period...............28
         Additional Benefits..................................................28
                  Adjustable Term Insurance Rider.............................29
                  Single Life Term Rider......................................30
         Special Features.....................................................30
                  Policy Maturity.............................................30
                  Policy Split Option.........................................30
                  Right to Exchange Policy....................................31
                  Continuation of Coverage....................................31
         Policy Values........................................................32
                  Account Value...............................................32
                  Net Account Value...........................................32
                  Cash Surrender Value........................................32
                  Net Cash Surrender Value....................................32
                  Determining the Value in the Variable Divisions.............32
                  How We Calculate Accumulation Unit Values for Each Division.33
         Transfers of Account Value...........................................34
                  Excessive Trading...........................................34
                  Guaranteed Interest Division Transfers......................34
         Dollar Cost Averaging................................................34
                  Changing Dollar Cost Averaging..............................35
                  Terminating Dollar Cost Averaging...........................35
         Automatic Rebalancing................................................35
                  Changing Automatic Rebalancing..............................36
                  Terminating Automatic Rebalancing...........................36
         Policy Loans.........................................................36
                  Loan Repayment..............................................37
                  Loans and Your Benefits.....................................37
         Partial Withdrawals..................................................37
                  Partial Withdrawals under Death Benefit Option 1............38
                  Partial Withdrawals under Death Benefit Option 2............38
                  Stated Death Benefit and Target Death Benefit Reductions....38
                  Partial Withdrawal Mechanics................................38
         Lapse    ............................................................38
                  Grace Period................................................38
         Reinstatement........................................................40
         Surrender............................................................41
         General Policy Provisions............................................41
                  Free Look Period or Right to Examine Policy Period..........41

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Variable Last Survivor                 4

                  Your Policy.................................................41
                  Age      ...................................................42
                  Ownership...................................................42
                  Beneficiary(ies)............................................42
                  Collateral Assignment.......................................42
                  Incontestability............................................43
                  Misstatements of Age or Gender..............................43
                  Suicide  ...................................................43
                  Transaction Processing......................................43
                  Notification and Claims Procedures..........................43
                  Telephone Privileges........................................44
                  Non-participation...........................................44
                  Distribution of the Policies................................44
                  Settlement Provisions.......................................45
         Administrative Information About the Policy..........................46
                  Voting Privileges...........................................46
                  Material Conflicts..........................................46
                  Right to Change Operations..................................47
                  Reports to Owners...........................................47

CHARGES, DEDUCTIONS AND REFUNDS...............................................48
         Deductions from Premiums.............................................48
                  Tax Charges.................................................48
                  Sales Charge................................................48
         Daily Deductions from the Variable Account...........................48
                  Mortality and Expense Risk Charge...........................48
         Monthly Deductions from Your Account Value...........................49
                  Policy Charge...............................................49
                  Monthly Administrative Charge...............................49
                  Cost of Insurance Charge....................................50
                  Guaranteed Minimum Death Benefit Charge.....................50
                  Charges for Additional Benefits.............................50
                  Changes in Monthly Charges..................................50
                  Continuation of Coverage Administrative Fee.................50
         Policy Transaction Fees..............................................50
                  Partial Withdrawals.........................................50
                  Transfers...................................................51
                  Illustrations...............................................51
                  Allocation Change...........................................51
         Persistency Refund...................................................51
         Surrender Charge.....................................................51
         Fees and Expenses of the Investment Portfolios.......................52
                  Investment Portfolio Annual Expenses........................53
         Group or Sponsored Arrangements or Corporate Purchasers..............55
         Other Charges........................................................55

TAX CONSIDERATIONS............................................................55
         Tax Status of the Policy.............................................55
         Diversification Requirements.........................................56
         Tax Treatment of Policy Death Benefits...............................56
         Modified Endowment Contracts.........................................56
         Multiple Policies....................................................57
         Distributions Other than Death Benefits from Modified Endowment
             Contracts........................................................57
         Distributions Other than Death Benefits from Policies That Are Not
             Modified Endowment Contracts.....................................57
         Investment in the Policy.............................................57

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Variable Last Survivor                 5

         Policy Loans.........................................................57
         Section 1035 Exchanges...............................................57
         Tax-exempt Policy Owners.............................................57
         Changes to Comply with the Law.......................................58
         Other    ............................................................58

ILLUSTRATIONS.................................................................59

ADDITIONAL INFORMATION........................................................63
         Directors and Officers...............................................63
         Regulation...........................................................66
         Legal Matters........................................................66
         Legal Proceedings....................................................66
         Experts  ............................................................66
         Registration Statement...............................................66

FINANCIAL STATEMENTS..........................................................67

APPENDIX A....................................................................68

APPENDIX B....................................................................69

APPENDIX C....................................................................70


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Variable Last Survivor                 6

INDEX OF SPECIAL TERMS

The following special terms are used in this prospectus. We explain each term on the page(s) listed in the body of this prospectus and in the summary, if applicable:

Account value..................................................................9
Accumulation unit.............................................................33
Accumulation unit value.......................................................33
Adjustable term insurance rider...............................................23
Adjustable term insurance rider benefit.......................................23
Age...........................................................................20
Base death benefit............................................................24
Beneficiary(ies)..............................................................11
Cash surrender value...........................................................9
Customer service center........................................................2
Continuation of coverage......................................................31
Effective date.................................................................?
Death proceeds................................................................24
Free look period..............................................................41
General account...............................................................14
Guarantee period..............................................................28
Guarantee period annual premium...............................................28
Guaranteed interest division..................................................19
Guaranteed minimum death benefit..............................................27
Initial premium...............................................................20
Insured.......................................................................20
Investment date...............................................................20
Joint equivalent age..........................................................42
Loan division..................................................................9
Minimum annual premium........................................................21
Net account value.............................................................32
Net amount at risk.............................................................9
Net cash surrender value......................................................32
Net premium................................................................8, 22
Owner......................................................................8, 42
Partial withdrawal............................................................22
Policy.....................................................................8, 14
Policy date...................................................................20
Policy loan...................................................................36
Portfolios.................................................................9, 14
Rider.....................................................................10, 28
Scheduled benefits............................................................21
Scheduled premium.............................................................21
Segment.......................................................................27
Special continuation period...................................................22
Stated death benefit..........................................................20
Surrender charge...............................................................9
Target death benefit..........................................................29
Total death benefit...........................................................29
Transaction date..............................................................33
Valuation date.................................................................9
Valuation period...........................................................9, 33
Variable account..............................................................14
Variable division(s)..........................................................14
Younger insured person's 100th birth date.....................................42

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Variable Last Survivor                 7

POLICY SUMMARY

THIS SUMMARY HIGHLIGHTS SOME OF THE IMPORTANT POINTS ABOUT YOUR POLICY. THE POLICY IS MORE FULLY DESCRIBED IN THE ATTACHED, COMPLETE PROSPECTUS. PLEASE READ THE PROSPECTUS CAREFULLY. "WE," "US," "OUR," AND THE "COMPANY" REFER TO SECURITY LIFE OF DENVER INSURANCE COMPANY. "YOU" AND "YOUR" REFER TO THE POLICY OWNER. THE OWNER IS THE INDIVIDUAL, ENTITY, PARTNERSHIP, REPRESENTATIVE OR PARTY WHO MAY EXERCISE ALL RIGHTS OVER THE POLICY AND RECEIVE THE POLICY BENEFITS DURING THE INSURED PEOPLE'S LIFETIMES.

ANY STATE VARIATIONS ARE COVERED IN A SPECIAL POLICY FORM FOR USE IN THAT STATE. THIS PROSPECTUS PROVIDES A GENERAL DESCRIPTION OF THE POLICY. YOUR ACTUAL POLICY AND ANY RIDERS ARE THE CONTROLLING DOCUMENTS. IF YOU WOULD LIKE TO REVIEW A COPY OF THE POLICY AND RIDERS, CONTACT OUR CUSTOMER SERVICE CENTER.

YOUR POLICY

Your policy provides life insurance protection on the lives of two insured people. It is issued based on both insured people's lives and insurance coverage may continue, in whole or in part, until both have died. The policy includes the basic policy, applications, and riders or endorsements. As long as the policy remains in force, we pay a death benefit at the second death of the insured people. While your policy is in force, you may access a portion of your policy value by taking loans or partial withdrawals. You may also surrender your policy for its net cash surrender value. At the younger insured person's 100th birth date, the policy can be surrendered or continued under the continuation of coverage option. SEE CONTINUATION OF COVERAGE, PAGE 31.

Life insurance is not a short-term investment. You should evaluate your need for life insurance coverage and this policy's long-term investment potential and risks before purchasing a policy.


FREE LOOK PERIOD OR RIGHT TO EXAMINE PERIOD

You have the right to examine your policy and return it for a refund of premiums paid or the account value, as specified by state law, if you are not satisfied for any reason. The policy is then void. SEE FREE LOOK PERIOD OR RIGHT TO EXAMINE POLICY, PAGE 41.


YOUR POLICY PREMIUMS

The policy is a flexible premium policy because the amount and frequency of the premium payments you make may vary within limits. You must make premium payments:
     o  for us to issue your policy;
     o  sufficient to keep your policy in force; and
     o  as necessary to continue certain benefits.

On your application, you choose how much and how often you want to pay premiums. Depending on your choices, it may not be enough to keep your policy or certain riders in force. The amount of premium you pay affects the length of time your policy stays in force. SEE PREMIUMS, PAGE 21.

ALLOCATION OF NET PREMIUMS

This policy has premium-based charges which are subtracted from your payments. We add the balance, or the net premium, to your policy based on your investment instructions. You may allocate the net premiums among one or more variable divisions, the guaranteed interest division, or both. You may not invest in more than eighteen investment divisions, including the guaranteed interest division, over the life of your policy.

We allocate your initial net premium to the investment divisions you specify after we:
     o  receive your initial premium;
     o  approve your policy application; and
     o  have the information we require.

You need to allocate your premiums to your investment choices in percentages that are whole numbers and which total 100%. SEE ALLOCATION OF NET PREMIUMS, PAGE 22.


VARIABLE DIVISIONS

Any amount you direct into the guaranteed interest division is credited with interest at a fixed rate set by us. If you invest in any of the following variable divisions, depending on market conditions, you may make or lose money. The variable divisions are described in the prospectuses for the underlying investment portfolios.


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Variable Last Survivor                 8

Each variable division investment portfolio has its own investment objective. SEE OBJECTIVE OF THE INVESTMENT PORTFOLIOS, PAGE 15.

A I M VARIABLE INSURANCE FUNDS
AIM V.I. Capital Appreciation Fund
AIM V.I. Government Securities Fund

THE ALGER AMERICAN FUND
Alger American Growth Portfolio
Alger American Leveraged AllCap Portfolio
Alger American MidCap Growth Portfolio
Alger American Small Capitalization Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND & VARIABLE INSURANCE PRODUCTS FUND II VIP Growth Portfolio
VIP Money Market Portfolio
VIP Overseas Portfolio
VIP II Asset Manager Portfolio
VIP II Index 500 Portfolio

INVESCO VARIABLE INVESTMENT FUNDS, INC.
INVESCO VIF-Equity Income Fund
INVESCO VIF-High Yield Fund
INVESCO VIF-Small Company Growth Fund
INVESCO VIF-Total Return Fund
INVESCO VIF-Utilities Fund

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Neuberger Berman AMT Growth Portfolio
Neuberger Berman AMT Limited Maturity Bond Portfolio
Neuberger Berman AMT Partners Portfolio

VAN ECK WORLDWIDE INSURANCE TRUST
Van Eck Worldwide Bond Fund
Van Eck Worldwide Emerging Markets Fund
Van Eck Worldwide Hard Assets Fund
Van Eck Worldwide Real Estate Fund


POLICY VALUES

Your policy account value is the amount you have in the guaranteed interest division, plus the amount you have in each variable division. If you have outstanding policy loans, your account value includes the amount in the loan division. The loan division is part of our general account specifically designed to hold money for loans and loan interest. The general account contains all of our assets other than those held in the variable account, or our other separate accounts.

Your account value reflects:
     o   net premiums;
     o   deductions for charges;
     o the investment performance of the amounts you have in the variable divisions;
     o interest earned on the amount you have in the guaranteed interest division;
     o interest earned and charged on the amount you have in the loan division; and
     o   partial withdrawals.

We subtract charges and partial withdrawals you take from your account value. You make a partial withdrawal when you withdraw part of your net cash surrender value. Partial withdrawals may reduce the amount of base death benefit which may trigger a surrender charge.

We may deduct a surrender charge from your account value in the event of:
     o   surrender;
     o   policy lapse;
     o requested reductions in the stated death benefit; or
     o   certain partial withdrawals.
SEE SURRENDER CHARGE, PAGE 12.

Your cash surrender value is equal to your account value minus any surrender charge.

Your net cash surrender value is equal to the cash surrender value minus outstanding policy loans and accrued loan interest, if any.

YOUR ACCOUNT VALUE IN THE VARIABLE DIVISIONS

Accumulation units are the way we measure value in the variable divisions. Accumulation unit value is the value of a unit of a variable division on the valuation date. Each variable division has a different accumulation unit value. SEE DETERMINING THE VALUE OF THE VARIABLE DIVISIONS, PAGE 32.

On each valuation date, we determine the accumulation unit values. The accumulation unit value for each variable division reflects the investment performance of the matching investment portfolio during the valuation period. The valuation period is the time beginning at 4:00 p.m. Eastern Time on a valuation date and ending at 4:00 p.m. Eastern Time on the next valuation date. Each accumulation unit value reflects asset-based charges under the policy, and the expenses of the investment portfolios. SEE HOW WE CALCULATE ACCUMULATION UNIT VALUES FOR EACH DIVISION, PAGE 33.


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Variable Last Survivor                 9

TRANSFERS OF ACCOUNT VALUES

You may make up to twelve free transfers among the variable divisions or to the guaranteed interest division per policy year. We charge $25 for each transfer over twelve you make in a policy year. This charge does not apply to any automatic rebalancing or dollar cost averaging transfers: they are free. There are restrictions on transfers to or from the guaranteed interest division. SEE TRANSFERS OF ACCOUNT VALUES, PAGE 34.


SPECIAL POLICY FEATURES

ADDITIONAL BENEFITS

You may attach certain additional benefits to your policy by rider. A rider changes benefits under your policy. In most cases, we deduct a monthly charge from your account value for these benefits. SEE ADDITIONAL BENEFITS, PAGE 28.

DOLLAR COST AVERAGING

You may choose dollar cost averaging on your application or complete a customer service form. Dollar cost averaging is a systematic plan of transferring account values to selected investment divisions. It is intended to protect your policy's value from short-term price fluctuations. However, dollar cost averaging does not assure a profit, nor does it protect against a loss in a declining market. Dollar cost averaging is free. SEE DOLLAR COST AVERAGING, PAGE 34.

AUTOMATIC REBALANCING

You may choose automatic rebalancing on your policy. Automatic rebalancing periodically reallocates your net account value among the investment divisions to maintain your specified distribution of account value among those divisions. Automatic rebalancing is free. SEE AUTOMATIC REBALANCING, PAGE 35.

LOANS

You may take loans against your policy's net cash surrender value. The net cash surrender value is your account value minus any surrender charges, loans and accrued loan interest. We charge an annual loan interest rate of 3.75%. We credit an annual interest rate of 3.0% on amounts held as collateral in the loan division as collateral for your loan. Beginning in your eleventh policy year, where permitted by law, we may include amounts in the loan division for calculation of your policy's persistency refund. SEE POLICY LOANS, PAGE 36.

PARTIAL WITHDRAWALS

You may withdraw part of your cash surrender value any time after your first policy year. You may make only one partial withdrawal per policy year. Partial withdrawals may reduce the death benefit and will reduce your account value. Surrender charges may apply. SEE PARTIAL WITHDRAWALS, PAGE 37.

PERSISTENCY REFUND

After your tenth policy anniversary, where permitted by state law, we credit your account value with a persistency refund on every monthly processing date. SEE PERSISTENCY REFUND, PAGE 51.


POLICY MODIFICATION, TERMINATION AND CONTINUATION FEATURES

RIGHT TO EXCHANGE POLICY

For 24 months after the policy date you can exchange your policy for a guaranteed policy, unless state law requires differently. Right to exchange policy is free. SEE RIGHT TO EXCHANGE POLICY, PAGE 31.

POLICY SPLIT OPTION

You may split your policy into two separate life insurance policies each insuring the life of one insured person, under certain circumstances. This split may occur upon divorce between the two insured people, business dissolution, or a possible adverse future change in the tax law. The policy split option is free. SEE POLICY SPLIT OPTION, PAGE 30.

SURRENDER

You may surrender your policy for its net cash surrender value at any time while an insured person is living.

We calculate your net cash surrender value on the valuation date we receive your request and policy at our customer service center. All insurance coverage ends on that date. You must return your policy to us.
SEE SURRENDER, PAGE 41.

LAPSE

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In general, insurance coverage continues as long as your policy's net cash surrender value is enough to pay the monthly deductions. However, your policy and its riders are guaranteed not to lapse during the first five years of your policy if the conditions of the special continuation period have been met. SEE LAPSE, PAGE 38.

REINSTATEMENT

You may reinstate your policy and its riders within five years of its lapse if the insured people meet the same underwriting requirements as were met at policy issue.

You will need to give proof of insurability as at policy issue. You will also need to pay required reinstatement premiums.

If the guaranteed minimum death benefit lapses and you do not correct it, this feature terminates. Once it terminates, you cannot reinstate this feature.

We will reinstate any policy loans existing when coverage ended, with accrued loan interest to the date of the lapse. SEE REINSTATEMENT, PAGE 40.

CONTINUATION OF COVERAGE

At the younger insured person's 100th birth date, you may choose to let the continuation of coverage feature become effective. If the continuation of coverage feature becomes effective, we will deduct a one-time administrative fee of $400 and keep your policy in force. SEE CONTINUATION OF COVERAGE, PAGE 31.


DEATH BENEFITS

At the second death of the two insured people, we pay death proceeds to the beneficiary(ies) if your policy is still in force. The beneficiary(ies) is(are) the person or people you name to receive the death proceeds. The death proceeds equal the base death benefit plus amounts payable by rider, minus the amount of your outstanding policy loan and accrued loan interest. The base death benefit varies according to which death benefit option you have chosen.

The base death benefit does not include any adjustable term insurance rider you may have on your policy. The target death benefit includes any adjustable term insurance rider you may have on your policy plus your base death benefit. The total death benefit is at least equal to or greater than your target death benefit.

The minimum target death benefit to issue your policy is $250,000. If you have an adjustable term rider, the minimum stated death benefit to issue your policy is $100,000. However, we may lower this minimum for group or sponsored arrangements, or corporate purchasers. SEE DEATH BENEFIT, PAGE 23.

You may change your base death benefit amount while your policy is in force, subject to certain restrictions. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 26.


CHARGES AND DEDUCTIONS

DEDUCTIONS FROM PREMIUM

We make the following deductions from each premium payment you make:

     1. Tax charges -- We currently deduct a charge of 2.5% of premiums for state and local taxes. We currently deduct a charge of 1.5% of each premium to cover our estimated cost of the federal income tax treatment of deferred acquisition costs. SEE TAX CHARGES, PAGE 48.

     2. Sales charge -- We deduct a percentage of each premium to cover a portion of our expenses in selling your policy. This charge is based on the length of time since your policy or a segment became effective.


                           Sales Charge Percentage
                           -----------------------
                       To Segment         Above Segment
    Segment              Target              Target
     Year                Premium             Premium
    -------            ----------         -------------
    1 - 5                 5.5%                 2%
     6 +                   2%                  2%

SEE DEDUCTIONS FROM PREMIUMS, PAGE 48.

DEDUCTIONS FROM THE VARIABLE DIVISIONS

We assess a mortality and expense risk charge of 0.75% per year or 0.002055% per day against the variable divisions. This charge compensates us for mortality and expense risks under the policies. SEE DAILY DEDUCTIONS FROM THE VARIABLE ACCOUNT, PAGE 48.

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MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE

We deduct the following charges from your account value at the beginning of each policy month:

     1. Policy charge -- $15 per month for the first ten policy years and $9 per month for each policy year after the tenth.

     2. Monthly administrative charge-- A charge of no less than $0.07 and no more than $0.095 per $1,000 for the first ten policy years. We charge $0.023 per $1,000 for each policy year after the tenth. The exact per $1,000 charge for your policy is based on the insured people's issue ages and policy duration.

     3. Cost of insurance charge -- Based on the net amount at risk on the lives of the insured people. The amount of this charge differs for the segments of the base death benefit and the adjustable term insurance rider.

     4. Guaranteed minimum death benefit (if applicable) -- $0.005 per $1,000 of stated death benefit per month.

     5. Charges for additional benefits -- The cost of additional benefits you choose. The adjustable term insurance rider charge is included in the cost of insurance charge.


SEE MONTHLY DEDUCTIONS FROM THE ACCOUNT VALUE, PAGE 49.

POLICY TRANSACTION FEES

We deduct policy transaction fees from the variable and guaranteed interest divisions. We deduct these fees proportionately based on the account value in each investment division in which you have amounts invested immediately before the transaction.

The following are the current transaction fees. SEE POLICY TRANSACTION FEES, PAGE 50.

     1.  Partial withdrawal fee -- $25.

     2. Transfer fee -- We allow twelve free transfers among investment divisions per policy year. For each transfer beyond that, a $25 fee applies.

     3. Illustrations -- You may request one free illustration per policy year. For each illustration beyond that, a $25 fee may apply.

ADMINISTRATIVE FEES

Continuation of Coverage -- To activate continued coverage, we will deduct a one-time $400 administrative fee from your account value at the younger insured person's 100th birth date.

ALLOCATION CHANGE FEE

You may make five free premium and five free automatic rebalancing allocation changes per policy year. We charge you $25 for each additional allocation change per policy year. The $25 fee is withdrawn from your investment divisions on a pro-rata basis.

SURRENDER CHARGES

During the first nine years of your policy or of a new coverage segment, we assess a surrender charge if you:
     o   surrender the policy;
     o reduce the stated death benefit (other than by changing the death benefit option);
     o   let your policy lapse; or
     o   take a partial withdrawal which reduces
         your stated death benefit.

The surrender charge is a percentage of your target premium. It depends upon the insured people's ages at the policy date. SEE SURRENDER CHARGE, PAGE 51.

CHARGES FROM INVESTMENT PORTFOLIOS

The investment portfolios have investment management fees, 12(b)(1) fees and other expenses which are deducted by the portfolio managers. SEE CHARGES FROM PORTFOLIOS, PAGE 52.


TAX CONSIDERATIONS

Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. SEE TAX STATUS OF THE POLICY, PAGE 55.

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Assuming the policy qualifies as a life insurance contract, under current federal income tax law, your account value earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:
     o   partial withdrawals;
     o   surrender; or
     o   lapse.

In addition to the events listed above, if your policy is a modified endowment contract, loans against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 56.

You should consult a qualified legal or tax adviser before you purchase your policy.


INFORMATION ABOUT SECURITY LIFE, THE VARIABLE ACCOUNT, THE INVESTMENT OPTIONS AND THE GUARANTEED INTEREST DIVISION

SECURITY LIFE OF DENVER INSURANCE COMPANY

Security Life of Denver Insurance Company ("Security Life") is a stock life insurance company organized under the laws of the State of Colorado in 1929. Our headquarters are located at 1290 Broadway, Denver, Colorado 80203-5699. We are admitted to do business in the District of Columbia and all states. At the close of 1998, the company and its consolidated subsidiaries had over $XXX.X billion of life insurance in force. As of December 31, 1998, our total assets were over $X.X billion, and our shareholder's equity was over $XXX million.

We have a complete line of life insurance products, including:
     o   annuities;
     o   individual life;
     o   group life;
     o   pension products; and
     o   market life reinsurance.

Security Life is a wholly owned indirect subsidiary of ING Groep, N.V. ("ING"). ING is one of the world's three largest diversified financial services organizations. ING is headquartered in Amsterdam, The Netherlands. It has consolidated assets over $XXX.X billion on a Dutch (modified U.S.) generally accepted accounting principles basis, as of December 31, 1998.

The principal underwriter and distributor for our policies is ING America Equities, Inc. ING America Equities is a stock corporation organized under the laws of the State of Colorado in 1993. It is a wholly owned subsidiary of Security Life and is a registered broker-dealer with the SEC and the NASD. ING America Equities, Inc. is located at 1290 Broadway, Denver, Colorado 80203-5699.


YEAR 2000 PREPAREDNESS

Security Life of Denver Insurance Company is aware of the computer problems that may exist surrounding the Year 2000. Our senior management projects information processing and delivery systems to have a Year 2000 readiness interim target completion date of June 29, 1999 with a final completion date of December 31, 1999.

The Year 2000 problem originates from the predominant use in computer programs of a two-digit field to capture the year, for example 99 instead of 1999. When we reach the year 2000 many of these programs will assume the year 00 is actually 1900 rather than 2000. This incorrect assumption can lead to erroneous results, false calculations or system failures. This is not only a computer problem, but also applies to other machinery or equipment containing computer chips which calculate dates for correct performance, the so-called "embedded systems". That is why errors, ranging from telephone shutdown to other services may occur as well. This potential risk is often referred to as the "Millennium Bug" or the "Year 2000 problem".

The problem is made more complex by the many lines of code that can be affected in a single system, the number of systems required to support business activities and the interdependence of both the internal and external systems involved in exchanging data. This is particularly true for the financial services industry, where information is at the heart of the business and which depends heavily on the uninterrupted transfer of data world-wide, bank-to- bank and with clearing houses, exchanges and agencies. If the potential problems are not addressed,

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this could in some cases result in business system failure. From a financial perspective, this could, for instance, lead to incorrect interest calculations or over/under payments.

A project plan has been implemented and our project team has analyzed and remediated our in-house source code. We completed the remediation in December, 1998. The project plan covers Security Life, ING America Equities, Inc., Midwestern United Life Insurance Company, and First ING Life Insurance Company of New York. We will follow our normal project management methodology including communication with senior management on a monthly and as-needed basis. Our targeted completion date is scheduled for June 28, 1999, but there is no assurance that Security Life will be successful, or that interaction with other service providers will not impact our services at that time.

Security Life has completed an inventory and assessment of all vendor products. We are in the process of verifying that each vendor product is Year 2000 ready.

Funds have been allocated for the 1999 efforts, and we believe we have sufficient resources to ensure Year 2000 processing capabilities.


SECURITY LIFE SEPARATE ACCOUNT L1

VARIABLE ACCOUNT STRUCTURE

We established Security Life Separate Account L1 (the "variable account") on November 3, 1993, under Colorado's insurance law. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940. The SEC does not supervise our management of the variable account or Security Life.

The variable account is a separate investment account. It is used to support our variable life insurance policies and for other purposes allowed by law and regulation. We keep the variable account assets separate from our general account and other separate accounts. We may offer other variable life insurance contracts, with different charges and benefits, that invest in the variable account. We do not discuss these contracts in this prospectus. The variable account may invest in other securities not available for the policy described in this prospectus. The general account contains all of our assets other than those held in the variable account (variable divisions) or other separate accounts.

The company owns all the assets in the variable account. We credit gains to or charge losses against the variable account without regard to performance of other investment accounts.

ORDER OF VARIABLE ACCOUNT LIABILITIES

State law provides that we may not charge general account liabilities against variable account assets equal to its reserves and other liabilities.

The variable account may have liabilities from assets credited to other variable life policies offered by the variable account. If the assets of the variable account are greater than required reserves and policy liabilities, we may transfer the excess to our general account.

VARIABLE DIVISIONS

The variable account has several divisions. Each division invests in shares of a matching investment portfolio. This means that the investment performance of a policy depends on the performance of the investment portfolios you choose. Each investment portfolio has its own investment objective. These investment portfolios are not available directly to individual investors. They are only available as the underlying investments for variable annuity and variable life insurance contracts and certain pension accounts.

INVESTMENT PORTFOLIOS

Each of the investment portfolios is a separate series of an open-end management investment company. The investment company receives investment advice from a registered investment adviser who is not associated with us.

The investment portfolios sell shares to separate accounts of insurance companies. These insurance companies may or may not be affiliated with us. This is known as "shared funding." Investment portfolios may sell shares as the underlying investment for both variable annuity and variable life insurance contracts. This process is known as "mixed funding."

The investment portfolios may sell shares to certain qualified pension and retirement plans that qualify under Section 401 of the Internal Revenue Code ("IRC"). As a result, a material conflict of interest may arise between insurance companies, owners of

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Variable Last Survivor                 14
different types of contracts and retirement plans, or their participants.

If there is a material conflict, we will consider what should be done, including removing the investment portfolio from the variable account. There are certain risks with mixed and shared funding, and with selling shares to qualified pension and retirement plans. See the investment portfolios' prospectuses.


OBJECTIVES OF THE INVESTMENT
PORTFOLIOS

Each investment portfolio has a different investment objective that it tries to achieve by following its own investment strategy. The objectives and policies of each investment portfolio affect its return and its risks. With this prospectus, you must receive the current prospectus for each investment portfolio. We summarize the investment objectives for each investment portfolio here. You should read each investment portfolio prospectus.

Certain investment portfolios offered under this policy have investment objectives and policies similar to other funds managed by the portfolio's investment adviser. The investment results of a portfolio may be higher or lower than those of other funds managed by the same adviser. There is no assurance, and no representation is made, that the investment results of any investment portfolio will be comparable to those of another fund managed by the same investment adviser.

Some investment portfolio advisers (or their affiliates) may pay us compensation for servicing, administration or other expenses. Currently, these advisers include A I M Management Group, Inc.; Fidelity Investments; Fred Alger Management, Inc.; INVESCO Funds; Neuberger Berman Management, Inc.; and Van Eck Global. The amount of compensation is usually based on the aggregate assets of the investment portfolio from contracts that we issue or administer. Some advisers may pay us more than others.

We have agreements with the investment portfolio advisers under which we receive certain fees in return for providing certain services. These fees are commonly known as 12(b)(1) fees. These fees are usually charged by the advisers to the investment portfolios, but are in some cases absorbed by the investment portfolio.

A I M VARIABLE INSURANCE FUNDS, INC.

A I M Variable Insurance Funds, Inc. is a registered, open-end, series, management investment company. A I M Advisors, Inc., ("AIM") serves as each fund's investment advisor. AIM has acted as an investment advisor since its organization in 1976. Today, AIM, together with its subsidiaries, advises or manages over 110 investment portfolios encompassing a broad range of investment objectives.

AIM V.I. Capital Appreciation Fund -- seeks growth of capital through investment in common stocks, with emphasis on medium- and small-sized growth companies.

AIM V.I. Government Securities Fund -- seeks to achieve high, current income consistent with reasonable concern for safety of principal by investing in debt securities issued, guaranteed or otherwise backed by the United States Government.

THE ALGER AMERICAN FUND

The Alger American Fund is a registered investment company organized on April 6, 1988. It is a multi- series Massachusetts business trust. The Fund's investment manager is Fred Alger Management, Inc., which has provided investment advisory services since 1964.

Alger American Growth Portfolio -- seeks long-term capital appreciation. The portfolio focuses on companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in equity securities of large companies The portfolio considers a large company to have a market capitalization of $1 billion or greater.

Alger American Leveraged AllCap Portfolio -- seeks long-term capital appreciation. Under normal circumstances, the portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential.

     The portfolio can leverage, that is, borrow money, to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid for the money borrowed.


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Alger American MidCap Growth Portfolio -- seeks long-term capital appreciation.
     The portfolio focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in equity securities of companies having a market capitalization within the range of companies in the S&P(R) MidCap 400 Index. This may not be true during temporary defensive periods.

Alger American Small Capitalization Portfolio -- seeks long-term capital appreciation.

     The portfolio focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of companies included in the Russell(R) 2000 Growth Index or the S&P(R) SmallCap 600 Index.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND
II

Fidelity Variable Insurance Products Fund ("VIP" established November 13, 1981) and Variable Insurance Products Fund II ("VIP II" established March 21, 1988) are open-end, diversified, management investment companies. These funds are organized as Massachusetts business trusts.

Fidelity Management & Research Company ("FMR") generally manages and runs the funds named here. However, Bankers Trust Company sub-advises VIP II Index 500 Portfolio. FMR is the management arm of Fidelity Investments, which was established in 1946 and is now America's largest mutual fund manager.

VIP Growth Portfolio -- seeks capital appreciation.

FMR's principal investment strategies include:
     o   Investing primarily in common stocks.
     o Investing in companies that it believes have above-average growth potential (stocks of these companies are often called "growth" stocks).
     o   Investing in domestic and foreign issuers.
     o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

VIP Money Market Portfolio -- seeks as high a level of current income as is consistent with the preservation of capital and liquidity.

FMR's principal investment strategies include:
     o Investing in U.S. dollar-denominated money market securities, including U.S.
         Government securities and repurchase
         agreements, and entering into reverse
         repurchase agreements.
     o Investing more than 25% of total assets in the financial services industry.
     o Investing in compliance with industry- standard requirements for money market funds for the quality, maturity and diversification of investments.

VIP  Overseas Portfolio -- seeks long term growth of capital.

FMR's principal investment strategies include:
     o Investing at least 65% of total assets in foreign securities.
     o   Investing primarily in common stocks.
     o Allocating investments across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.
     o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

VIP II Asset Manager Portfolio -- seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.

FMR's principal investment strategies include:
     o Allocating the fund's assets among stocks, bonds, and short-term and money market instruments.
     o Maintaining a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term and money market instruments.
     o Adjusting allocation among asset classes gradually within the following ranges: stock class (30 - 70%), bond class (20 - 60%), and short-term/money market class (0 - 50%).
     o   Investing in domestic and foreign issuers.
     o   Analyzing an issuer using fundamental
         and/or quantitative factors and evaluating each security's current price relative to estimated long-term value in selecting instruments.

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VIP  II Index 500 Portfolio -- seeks investment results that correspond to the total return of common stocks publicly traded in the United States as represented by the S&P 500.

Bankers Trust Company (BT)'s principal investment strategies include:
     o   Investing at least 80% of assets in common stocks included in the S&P
         500.
     o   Lending securities to earn income for the fund.

INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO Variable Investment Funds, Inc. is a registered, open-end management investment company. It was organized as a Maryland corporation on August 19, 1993. It is currently made up of ten diversified investment portfolios. We describe five of these investment portfolios here.

INVESCO Funds Group, Inc. is the Funds' investment adviser. As the adviser, it is mostly responsible for providing the portfolios with investment management, various administrative services, and supervising the Fund's daily business affairs.

INVESCO Capital Management, Inc. sub-advises the Total Return Fund. "VIF" refers to INVESCO Variable Investment Fund. INVESCO Distributors, Inc. ("IDI"), provides distribution services for the INVESCO Variable Investment Funds, Inc.

INVESCO VIF-Equity Income Fund -- seeks high current income, with growth of capital as a secondary objective.

     The fund normally invests at least 65% of its assets in dividend-paying common and preferred stocks, although in recent years that percentage has been somewhat higher. Stocks held by the fund generally are expected to produce a relatively high level of income and a consistent, stable return. Although it focuses on the stocks of larger companies with a strong record of paying dividends, the fund also may invest in companies that have not paid regular dividends. The fund's equity investments are limited to stocks that can be traded easily in the United States; it may, however, invest in foreign securities in the form of American Depository Receipts (ADRs).

     The rest of the fund's assets are invested in debt securities, generally corporate bonds that are rated investment grade or better. The fund also may invest up to 15% of its assets in lower-grade debt securities commonly known as "junk bonds", which generally offer higher interest rates, but are riskier investments than investment grade securities.

INVESCO VIF-High Yield Fund -- seeks to provide a high level of current income.

     It invests substantially all of its assets in lower- rated debt securities, commonly called "junk bonds," and preferred stock, including securities issued by foreign companies. Although these securities carry with them higher risks, they generally provide higher yields-- and therefore higher income--than higher-rated debt securities.

INVESCO VIF-Small Company Growth Fund -- seeks to make your investment grow over the long term.

     The fund normally invests at least 80% of its assets in equity securities of companies with market capitalizations of $1 billion or less. INVESCO use a bottom-up investment approach to the fund's investment portfolio, focusing on companies that are in the developing stages of their life cycles. Using this approach, we try to identify companies that we believe are undervalued in the marketplace, have earnings which may be expected to grow faster than the U.S. economy in general, and/or offer the potential for accelerated earnings growth due to rapid growth of sales, new products, management changes, or structural changes in the economy. The prices of securities issued by these small companies tend to rise and fall more rapidly than those of more established companies.

     The remainder of the fund's assets can be invested in a wide range of securities that may or may not be issued by small companies. In addition to equity securities, the fund can invest in foreign securities and debt securities, including so-called "junk bonds."

INVESCO VIF-Total Return Fund -- seeks to provide you with high total return through both growth and current income from those investments. It normally invests at least 30% of its assets in common stocks of companies with a

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     strong history of paying regular dividends and 30% of its assets in debt securities. Debt securities include obligations of the U.S. Governments and government agencies. The remaining 40% of the fund is allocated among these and other investments at INVESCO's discretion, based upon current business, economic and market conditions.

INVESCO VIF-Utilities Fund -- seeks capital appreciation and income. The fund is aggressively managed. Although the fund can invest in debt securities, it primarily invests in equity securities that INVESCO believes will rise in price faster than other investments, as well as options and other investments whose value is based upon the values of equity securities.

     The fund normally invests at least 80% of its assets in companies doing business in the utilities economic sector. The remainder of the fund's assets are not required to be invested in the sector.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

The Neuberger Berman Advisers Management Trust (the "Trust," formerly known as Neuberger & Berman) is a registered, open-end management investment company. It is organized as a Delaware business trust dated May 23, 1994. The Trust is made up of separate portfolios, each of which invests all of its net investable assets in a matching series of Advisers Managers Trust ("AMT" or "Managers Trust"). The Managers Trust is a diversified, open-end management investment company organized as a New York common law trust on May 24, 1994.

This master feeder structure is different from that of many other investment companies. Many other investment companies directly purchase and manage their own securities portfolios. Neuberger Berman Management Incorporated acts as investment manager to Managers Trust. Neuberger Berman, L.L.C. is the sub-adviser.

The investments for the Portfolio are managed by the same portfolio manager(s) who manage one or more other mutual funds that have similar names, investment objectives and investment styles as the Portfolio. You should be aware that the Portfolio is likely to differ from the other mutual funds in size, cash flow pattern and tax matters. Accordingly, the holdings and performance of the Portfolio can be expected to vary from those of the other mutual funds.

Shares of the separate Portfolios of Neuberger Berman Advisers Management Trust are sold only through the currently effective prospectus and are not available to the general public. Shares of the AMT Portfolios may be purchased only by life insurance companies to be used with their separate accounts which fund variable annuity and variable life insurance policies.

Neuberger Berman Growth Portfolio -- seeks capital appreciation, regardless of income. It may invest in small, medium and large capitalization securities believed to have maximum potential for long-term capital appreciation.

     The portfolio managers currently focus on the securities of medium-capitalization companies. The managers use a growth-oriented investment approach. A growth-oriented approach seeks stocks of companies that are expected to grow at above-average rates.

Neuberger Berman Limited Maturity Bond Portfolio -- seeks highest current income consistent with low risk to principal, and liquidity; and secondarily, total return.

     The Limited Maturity Bond Portfolio invests in a diversified portfolio of U.S. Government and Agency securities and investment grade debt issued by financial institutions, corporations and others.

     The Limited Maturity Bond Portfolio may invest up to 10% of its net assets, measured at the time of investment, in below investment grade fixed income securities, or comparable unrated securities.

     The Limited Maturity Bond Portfolio's dollar weighted average portfolio duration may range up to four years. However, the series may invest in securities of any duration.

Neuberger Berman Partners Portfolio -- seeks capital growth through an investment approach designed to increase capital with reasonable risk. Its investment program seeks securities believed to be undervalued based on strong fundamentals, including low price to earnings ratio, consistent cash flow, and the company's track record through all points of the market cycle.

     The portfolio may invest up to 15% of the series'

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Variable Last Survivor                 18

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     net assets, measured at the time of investment, in below investment grade corporate debt securities or comparable unrated securities.

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. On April 12, 1995, Van Eck Investment Trust changed its name to Van Eck Worldwide Insurance Trust. Van Eck Associates Corporation serves as investment adviser and manager to the funds.

Van Eck Worldwide Bond Fund -- seeks high total return--income plus capital appreciation--by investing globally, primarily in a variety of debt securities.

Van Eck Worldwide Emerging Markets Fund -- seeks long term capital appreciation by investing in equity securities in emerging markets around the world.

Van Eck Worldwide Hard Assets Fund -- seeks long term capital appreciation by investing primarily in "hard assets securities." Income is a secondary consideration. Hard assets include:
         o    precious metals;
         o    forest products;
         o    ferrous and non-ferrous metals;
         o    gas, petroleum, petrochemical or other hydrocarbons;
         o    real estate; and
         o    other basic non-agricultural commodities.

Van Eck Worldwide Real Estate Fund -- seeks high total return by investing in equity securities of companies that own significant real estate or principally do business in real estate.


THE GUARANTEED INTEREST DIVISION

You may allocate all or a part of the net premiums and transfers of your net account value into the guaranteed interest division. The guaranteed interest division is part of our general account which guarantees principal. It pays interest at a fixed rate that we declare.

The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the guaranteed interest division under the Securities Act of 1933. Also, we have not registered the guaranteed interest division or the general account as an investment company under the Investment Company Act of 1940 (because of exemptive and exclusionary provisions). This means that the general account, the guaranteed interest division and its interests are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures included in this prospectus relating to the general account and the guaranteed interest division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

The amount you have in the guaranteed interest division is the sum of net premiums you allocate to that division, plus transfers you made to the guaranteed interest division, plus interest earned.

Amounts you transfer out of or withdraw from the guaranteed interest division reduce this amount. It is also reduced by deductions for charges from your account value allocated to the guaranteed interest division.

We declare the interest rate that applies to all amounts in the guaranteed interest division. These interest rates are never less than the minimum guaranteed interest rate of 4.0% and will be in effect for periods of at least twelve months. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the guaranteed interest division on a daily basis. We pay interest regardless of the actual investment performance of our account. We bear all of the investment risk for the guaranteed interest division.


MAXIMUM NUMBER OF INVESTMENT
DIVISIONS

You may invest in a total of eighteen divisions over the lifetime of your policy. Investment divisions include the variable and the guaranteed interest divisions. The loan division does not count toward the eighteen division maximum.

As an example, if you have had funds in seventeen variable divisions and the guaranteed interest division (or eighteen variable divisions), these are the only divisions to which you may later add or transfer

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Variable Last Survivor                 19
funds. You may want to use fewer divisions in the early years of your policy, so that you can invest in other divisions in the future. Further, if you invest in eighteen variable divisions, you will not be able to invest in the guaranteed interest division.


DETAILED INFORMATION ABOUT THE VARIABLE LAST SURVIVOR UNIVERSAL LIFE POLICY

This prospectus describes our standard Variable Last Survivor Universal Life insurance policy. There may be differences in the policy because of state requirements where we issue your policy. We will describe any such differences in your policy.

The illustrations beginning on page 60 show how the Variable Last Survivor policies work.


APPLYING FOR A POLICY

You may purchase a Variable Last Survivor policy by submitting an application to us. On the policy date, the joint equivalent age of the two insured people must be no older than age 85. The insured people are the two people on whose lives we issue the policy. The insured people share some relationship and commonly include, among others: husband and wife; business partners; parent and child; grandparent and grandchild; and siblings. Upon the second death of the insured people we pay the death proceeds. Age is each insured person's age on the birthday nearest the policy date plus the number of completed policy years since the policy date.

The individual age of each insured person must be no more than 90 years of age on the policy date. There is no maximum age difference between the two insured people. We may back-date the policy up to six months to allow either or both of the insured people to give proof of a younger age for the purposes of your policy.

POLICY ISSUANCE

Before we issue a policy or apply your net premium to the investment divisions, we require satisfactory evidence of insurability of both insured people and payment of your initial premium. This evidence may include a medical examination and completion of all underwriting and issue requirements.

The investment date is the date we apply your initial net premium to the policy. It is the valuation date when we have received your initial premium, your policy is issued, and all issue requirements have been met. Your initial premium is the premium we must receive before coverage can begin. The initial premium is the first premium we receive and apply to your policy. It must be at least equal to the sum of the scheduled premiums which are due from your policy date through your investment date.

If you have a policy with no adjustable term insurance rider, your stated death benefit may be no less than $250,000. If you choose to have an adjustable term insurance rider, your stated death benefit may be as little as $100,000, as long as your target death benefit is at least $250,000. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 26.

We may reduce the minimum stated death benefit for group or sponsored arrangements or corporate purchasers. Our underwriting and reinsurance procedures in effect at the time you apply limit the maximum stated death benefit.

The policy date as shown on your policy schedule determines:
     o   monthly processing dates;
     o   policy months;
     o   policy years; and
     o   policy anniversaries.

It is not affected by the date you receive the policy. The policy date may be different from the date we receive your first premium payment. If the policy date is earlier, we charge monthly deductions from the policy date.

DEFINITION OF LIFE INSURANCE

We apply a test to make sure that your policy meets the federal tax definition of life insurance. The Guideline Premium/Cash Value Corridor Test applies to your policy. We may limit premium payments relative to your policy death benefit under this test. SEE TAX STATUS OF THE POLICY, PAGE 55.


TEMPORARY INSURANCE

If you apply and qualify, we may issue temporary insurance in an amount equal to the face amount of insurance for which you applied. The maximum

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Variable Last Survivor                 20

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amount of temporary insurance for binding limited life insurance coverage is $3 million, which includes any in force coverage with us. This temporary insurance is in force as long as you meet all requirements.

Coverage begins when:

     1. you have completed and signed our binding limited life insurance coverage form;

     2. we receive and accept a premium payment of at least your scheduled premium (selected on your application); and

     3.  part I of the application is completed.


Binding limited life insurance coverage ends on the earliest of:
     o   the date we return your premiums;
     o five days after we mail notice of termination to the address on your application;
     o   the date your policy coverage starts;
     o   the date we refuse to issue you a policy based on your application; or
     o 90 days after you sign our binding limited life insurance coverage form.

There is no death benefit under the temporary insurance agreement if:
     o there is a material misrepresentation in your answers on the binding limited life insurance coverage form;
     o there is a material misrepresentation in statements on your application;
     o the person or persons intended to be the insured people die by suicide or self- inflicted injury; or
     o   the bank does not honor your premium check.


PREMIUMS

You may choose the amount and frequency of premium payments, within limits. During the continuation of coverage period premium payments will not be accepted or scheduled. SEE CONTINUATION OF COVERAGE, PAGE 31.

SCHEDULED PREMIUMS

Your premiums are flexible. You may select your scheduled premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. THIS AMOUNT MAY OR MAY NOT BE ENOUGH TO KEEP YOUR POLICY IN FORCE. You may receive premium reminder notices for the scheduled premium on a monthly, quarterly, semiannual, or annual basis. You are not required to pay the scheduled premium.

Alternatively, you may choose to pay your premium by electronic funds transfer each month. This option is not available for your initial premium. The financial institution that makes your electronic funds transfer may charge for this service.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected. During the special continuation period, your scheduled premium should not be less than the special continuation premium shown in your policy. If you want the guaranteed minimum death benefit, your scheduled premium should not be less than the guarantee period annual premium shown in your policy. SEE GUARANTEED MINIMUM DEATH BENEFIT, PAGE 27.

UNSCHEDULED PREMIUM PAYMENTS

Generally speaking, you may make unscheduled premium payments at any time, however, we will return all or part of premium payments which are greater than the "seven-pay" limit for your policy if your payment would cause your policy to become a modified endowment contract, unless you send us notice acknowledging the new modified endowment contract status for your policy.

SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 56 AND CHANGES TO COMPLY WITH LAW, PAGE
58.

If you have an outstanding policy loan and you make an unscheduled payment, we will consider this payment a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not take out the tax and sales charges which apply to premium payments.

MINIMUM ANNUAL PREMIUM

You must pay a minimum annual premium during your first five policy years to qualify for the special continuation period discussed below.


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



Your minimum annual premium is based on:
     o   each insured person's age, gender, premium class and any rating;
     o   the stated death benefit of your policy; and
     o   any additional benefits you select.

Your minimum annual premium is shown in the schedule pages of your policy. We may reduce the minimum annual premium for group, or sponsored arrangements, or for corporate purchasers.

SPECIAL CONTINUATION PERIOD

During the special continuation period, we guarantee that your policy will not lapse, regardless of its net cash surrender value, if on a monthly processing date during the first five policy years the sum of:
     o   all premiums that you have paid; minus
     o   partial withdrawals that you have taken; minus
     o policy loans that you have taken, including accrued loan interest is greater than or equal to;
     o the minimum monthly premiums for each policy month, starting with the first month of your policy through the current policy monthly processing date.

The minimum monthly premium is one-twelfth of the minimum annual premium.

During the first five years of your policy, we do not permanently waive certain charges. Instead, we continue to deduct these charges. This deduction may result in your policy having a negative net cash surrender value, unless you pay enough premium to prevent this. The negative balance is your unpaid monthly deductions owing. At the end of the special continuation period to avoid lapse of your policy, you must pay enough premium to bring the net cash surrender value to zero. SEE LAPSE, PAGE 38.

ALLOCATION OF NET PREMIUMS

The net premium is the balance remaining after we take premium-based charges from your premium payment. We add the net premium to your account value according to your instructions.

On the investment date, we will apply the net premium payments we have received from you to your policy. Your initial net premium is allocated to your allocation investment choices on the valuation date when:
     a) we receive the amount of premium required for your insurance coverage to begin; and
     b) all issue requirements have been met and received by our customer service center.

All amounts you designated for the guaranteed interest division will be allocated to that division. If your state requires return of your premium during the free look period, we invest amounts you have designated for the variable divisions into the Fidelity VIP Money Market Division until 15 days after we issue your policy (deemed delivery time, plus an average free look period, which varies by state). If your state provides for return of account value during the free look period, we invest amounts you designated for the variable divisions directly into your selected investment portfolios. SEE FREE LOOK PERIOD OR RIGHT TO EXAMINE POLICY, PAGE 41.

After you make your initial net premium, we allocate net premiums among your investment choices on the valuation date of receipt. We always use your most recent premium allocation instructions. Your instructions must specify percentages that are whole numbers totaling 100%.

You may invest in a maximum of eighteen divisions over the lifetime of your policy. This eighteen investment division maximum includes the variable divisions and the guaranteed interest division, but not the loan division. SEE MAXIMUM NUMBER OF INVESTMENT DIVISIONS, PAGE 19.

You may make five free premium allocation changes per year. After the five free premium allocation changes, we charge you $25 for each additional allocation change per policy year. The $25 fee is withdrawn from each investment division pro rata to the amount in each division.


PREMIUM PAYMENTS AFFECT YOUR
COVERAGE

Unless you have the guaranteed minimum death benefit feature or are in the special continuation period, your policy continues in effect only until your net cash surrender value no longer covers the monthly deductions for your benefits. If this happens, your policy will enter the 61-day grace period and you must make a premium payment to avoid lapse. SEE LAPSE, PAGE 38, AND SEE GRACE PERIOD, PAGE 38.

If you pay your minimum annual premium each year during the first five policy years, we guarantee your policy and riders will not lapse during the special

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Variable Last Survivor                 22
continuation period, regardless of your net cash surrender value. SEE SPECIAL CONTINUATION PERIOD, PAGE 22.

Under the guaranteed minimum death benefit, the stated or base death benefit portion of your policy remains effective until the end of the guarantee period. The guaranteed minimum death benefit feature does not apply to riders which can lapse and terminate during the guarantee period. You must meet all conditions of the guarantee. SEE GUARANTEED MINIMUM DEATH BENEFIT PROVISION, PAGE 27.

MODIFIED ENDOWMENT CONTRACTS

There are special federal income tax rules for distributions from certain life insurance policies known as "modified endowment contracts." These rules apply to distributions such as policy loans, surrenders, and partial withdrawals.

Whether or not these rules apply depends upon whether or not the premiums you paid are greater than the "seven-pay" limit. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 56.

If we find that your scheduled premium causes your policy to be a modified endowment contract on your policy date, we will require you to acknowledge that you know the policy is a modified endowment contract. We will issue your policy based on the scheduled premium you selected. If you do not want your policy to be issued as a modified endowment contract, you may reduce your scheduled premium to a level which does not cause your policy to be a modified endowment contract. We will then issue your policy based on the revised scheduled premium.


DEATH BENEFITS

You can decide the amount of insurance you need, now and in the future. You can combine the long-term advantages of permanent life insurance base coverage with the flexibility and short-term advantages of term life insurance. Both permanent and term life insurance are available under your variable last survivor policy.

When we issue your policy, we base the initial insurance coverage on the instructions in your application. The initial death benefit is the stated death benefit amount. You can add an adjustable term insurance rider or single life term rider for additional insurance coverage.

The stated death benefit is the permanent element of your policy. The adjustable term insurance rider is the term insurance element of your policy.

As a variable last survivor policy, your policy has a joint nature to the death benefits. This means that we do not pay death proceeds until the second death of the insured people. Your death benefit is calculated as of the date of the second death of the insured people.

The adjustable term insurance rider acts as a bridge. It provides term insurance coverage which automatically adjusts to fill the gap between your total death benefit and your base death benefit depending on which death benefit option you choose. If you have a policy with no term rider, your stated death benefit may be no less than $250,000. If you choose to have an adjustable term insurance rider, your stated death benefit may be as low as $100,000, as long as your target death benefit is at least $250,000.

We do not guarantee coverage provided by the adjustable term insurance rider under the guaranteed minimum death benefit. It may be to your economic advantage to include part of your insurance coverage under the adjustable term insurance rider. Both the cost of insurance under the adjustable term insurance rider and the cost of insurance for the base death benefit are deducted monthly from your account value and generally increase with the age of the insured people. Use of the adjustable term insurance rider may reduce sales compensation. SEE ADJUSTABLE TERM INSURANCE RIDER, PAGE 29.

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Variable Last Survivor                 23


                                               DEATH BENEFIT SUMMARY


                                        Option 1                                         Option 2
Stated Death         The amount of policy death benefit at issue,   The amount of policy death benefit at issue,
Benefit              not including rider coverage.  A death         not including rider coverage.  A death benefit
                     benefit increase causes a new death benefit    increase causes a new death benefit segment to
                     segment to be added after issue; the amount    be added after issue; the amount of the increase
                     of the increase (the stated increase amount)   (the stated increase amount) is added to the
                     is added to thestated death benefit.           stated death benefit.

Base Death           The greater of the stated death benefit, or    The greater of the stated death benefit, plus the
Benefit              the account value multiplied by the death      account value or the account value multiplied
                     benefit corridor factor.                       by the death benefit corridor factor.

Target Death         Stated death benefit plus adjustable term      Stated death benefit plus adjustable term
Benefit              insurance rider benefit.                       insurance rider benefit.

Adjustable           This amount is set at issue and can be         This amount is set at issue and can be
Term Insurance       scheduled to change each year.  If the base    scheduled to change each year.  If the base
Rider Benefit        death benefit increases to meet the            death benefit increases to meet the
                     requirements of the Guideline                  requirements of the Guideline Premium/Cash
                     Premium/Cash Value Corridor Test, the          Value Corridor Test, the adjustable term
                     adjustable term insurance benefit will be      insurance rider benefit will be decreased.  It
                     decreased so that the sum of the base death    will be decreased so that the total death benefit
                     benefit and the adjustable term insurance      is the greater of the target death benefit plus
                     rider benefit is not greater than the target   the account value, or the account value
                     death benefit.  If the base death benefit      multiplied by the death benefit corridor factor.
                     becomes greater than the target death          In other words, the adjustable term insurance
                     benefit, the adjustable term insurance rider   rider benefit can be defined as the total death
                     benefit is zero.  In other words, the          benefit minus the base death benefit, but it will
                     adjustable term insurance rider benefit can    not be less than zero.
                     be defined as the target death benefit minus
                     base death benefit, but it will not be less
                     than zero.

Total Death          The greater of the target death benefit and    The greater of the target death benefit plus the
Benefit              the base death benefit.                        account value, or the base death benefit plus
                                                                    the adjustable term insurance rider benefit.


BASE DEATH BENEFIT

Your base death benefit can be different from your stated death benefit as a result of:
     o   your choice of death benefit option;
     o   your choice of the enhanced death benefit corridor option;
     o   a change in your death benefit option;
     o increases to satisfy the federal income tax law definition of life insurance;
     o   partial withdrawals;
     o   increases or decreases in the stated death benefit; or
     o   a transaction which causes the base death benefit to change.

As long as your policy is in force, we will pay the death proceeds to your beneficiary(ies) at the second death of the insured people. The beneficiary(ies) is(are) the person (people) you name to receive the death proceeds from your policy. The death proceeds are:
     o   your base death benefit; plus
     o   any rider benefits; minus
     o   your outstanding policy loan with accrued loan interest; minus
     o outstanding policy charges due before the second death of the insured people.

There could be outstanding policy charges if the

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Variable Last Survivor                 24

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second death of the insured people happens while your policy is in the grace period or in the five-year special continuation period.

DEATH BENEFIT OPTIONS

You have a choice of two death benefit options in addition to the enhanced death benefit corridor option: option 1 or option 2 (described below). Your choice may result in your having a base death benefit, which is greater than your stated death benefit. Your death benefit is calculated as of the date of the second death of the insured people. You may change your death benefit option after the policy date and before the continuation of coverage feature begins. You may not change your enhanced death benefit corridor option. You must choose whether or not you want the enhanced death benefit corridor option before we issue your policy. SEE CHANGES IN DEATH BENEFIT OPTION 1 OR 2, PAGE 25.

Under death benefit option 1, your base death benefit is the greater of:

     1.  your stated death benefit; or

     2. your account value multiplied by the appropriate factor from the "Definition of Life Insurance Factors" shown in Appendix A or B depending on whether or not you elect the enhanced death benefit option.

Under death benefit option 2, your base death benefit is the greater of:

     1.  your stated death benefit plus your account value; or

     2. your account value multiplied by the appropriate factor from the "Definition of Life Insurance Factors" shown in Appendix A or B depending on whether or not you elect the enhanced death benefit option.

Under option 1 positive investment performance is generally reflected in a reduced net amount at risk. This lowers your policy's total cost of insurance charges. Option 1 offers insurance coverage that is a set amount with potentially lower cost of insurance charges over time. You should choose option 2 if you want to have investment performance reflected in your insurance coverage.

Federal income tax law requires that your death benefit be at least as much as your account value multiplied by a factor defined by law. This factor is based on:
     o   the younger insured person's age; and
     o the Guideline Premium/Cash Value Corridor Test for the federal income tax law definition of life insurance; and
     o   the enhanced death benefit corridor option, if elected.

We will adjust your policy to continue to qualify as life insurance under the federal income tax laws in existence at the time the policy was issued.

CHANGES IN DEATH BENEFIT OPTION 1 OR 2

You may request a change in your death benefit option 1 or 2 after your first policy year and before the continuation of coverage feature begins. Your death benefit option change is effective on your next monthly anniversary after we accept and approve your requested change, so long as at least five days remain before your monthly anniversary. If fewer than five days remain before your monthly anniversary, your death benefit option change is effective on your next monthly anniversary.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can note the change in your schedule. A death benefit option change applies to your entire stated or base death benefit. Changing your death benefit option may reduce or increase your target death benefit, as well as your stated death benefit.

We may not allow you to change the death benefit option if it reduces the target or stated death benefit below the minimum we require to issue your policy.

On the effective date of your option change, your stated death benefit is changed as follows:


   Change       Change       Stated Death Benefit
    From          To          Following Change:

Option 1     Option 2    your stated death benefit
                         before the change minus
                         your gross account value as
                         of the effective date of the
                         change.

Option 2     Option 1    your stated death benefit
                         before the change plus your
                         gross account value as of the
                         effective date of the change.


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Variable Last Survivor                 25

We increase or decrease your stated death benefit to keep the net amount at risk the same on the date you change your death benefit option. Additionally, there is no change to the amount of term insurance if you have an adjustable term insurance rider. SEE COST OF INSURANCE CHARGES, PAGE 50.

If you change your death benefit option, we adjust the stated death benefit for each of your segments by allocating your account value to each benefit segment. If you change from death benefit option 1 to option 2, your stated death benefit is decreased by the amount of your account value allocation to that segment. If you change from death benefit option 2 to option 1, your stated death benefit is increased by the amount allocated to that segment.

We do not impose a surrender charge for any decrease in your stated death benefit due to your changing your death benefit option. There is no change to the target premium. SEE SURRENDER CHARGE, PAGE 51.

Death benefit option 2 is not available during the continuation of coverage period. If you select this on your policy, it automatically converts to death benefit option 1 upon the younger insured person's 100th birth date.

ENHANCED DEATH BENEFIT CORRIDOR OPTION

You may elect, at any time prior to the issuance of your policy, the enhanced death benefit corridor option.

This option generally provides an opportunity for you to have an increased death benefit on the lives of the insured people at certain ages. Under death benefit options 1 and 2, to calculate your base death benefit value, your account value is multiplied by a factor shown in Appendix A or B depending on whether or not you elect this option. The result of this calculation is your base death benefit if it exceeds your stated death benefit. Under the enhanced death benefit corridor option, we calculate your base death benefit using the factors shown on Appendix B. SEE DEATH BENEFIT OPTIONS, PAGE 25.

There is no separate charge for this feature. However, the same account value may generate a higher base death benefit under policies with this option than on policies where you do not elect the option. Cost of insurance charges are based on the net amount at risk, which is the difference between the account value and the base death benefit. Therefore, as a result of the increased death benefit, the cost of insurance charges may be higher for policies where you elect this option. Your registered representative/agent can provide you with a personalized illustration to show the difference between a policy with this option and one without it. If your policy does not have sufficient account value, electing this option may have no effect on your base death benefit.

Adding this option to your policy does not affect the operation of your policy's riders, including the adjustable term insurance rider. When the base death benefit is more than the stated death benefit, transactions which reduce your account value (such as a partial withdrawal) also reduce your death benefit. The dollar reduction to the death benefit under these circumstances is greater for policies with the enhancement option than on those without the option.

Once elected, this option cannot be deleted from your policy. You may lose the benefit of this option if your account value falls below the minimum level needed to keep it in effect. Once elected, this option continues as long as coverage on the original insured people continues.

CHANGES IN DEATH BENEFIT AMOUNTS

You may want to increase the target or stated death benefit under your policy. You may do this while your policy is in force and before the policy anniversary when the joint equivalent age of the insured people is 85.

You must provide satisfactory evidence that each insured person is still insurable to increase your death benefit. You may request a decrease in the stated death benefit only after your first policy anniversary.

Contact our customer service center to request an increase or decrease in your policy death benefit. The request is effective as of the next monthly processing date after we receive your request and approve it, unless there are underwriting or other requirements which must be met before your request is effective. Any requested change in your coverage must be for at least $1,000.

After we approve your request, we will send you a new schedule page for your policy which includes the:
     o   stated death benefit;
     o   benefit under applicable riders;
     o   guaranteed cost of insurance rates of each segment;

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Variable Last Survivor                 26

     o   new surrender charge; and
     o   target death benefit schedule.

Keep the new schedule with your policy. We may ask you to send your policy to us so that we can note the change in your schedule.

We may not approve a requested change because it will disqualify your policy as life insurance under the applicable federal income tax law. If we disapprove a change for any reason, we provide you with a notice of our decision. SEE TAX CONSIDERATIONS, PAGE 55.

If your policy does not have an adjustable term insurance rider, your stated death benefit may be no less than $250,000. If you choose to have an adjustable term insurance rider, your stated death benefit may be as low as $100,000 as long as your target death benefit is at least $250,000.

There may be tax consequences as a result of a decrease in your death benefit, as well as a possible surrender charge. SEE TAX STATUS OF THE POLICY, PAGE 55 AND MODIFIED ENDOWMENT CONTRACTS, PAGE 56.

Requested reductions in the death benefit will first be applied to decrease the target death benefit. We decrease your stated death benefit only after your adjustable term insurance rider coverage is reduced to zero. If you have more than one segment (see below), we divide subsequent decreases in stated death benefit among your benefit segments pro rata unless state law requires differently.

Unless you tell us differently, we assume any request you make for an increase in your target death benefit is also a request for an increase to the stated death benefit. Thus, the amount of your adjustable term insurance rider will not change.

You may change the target death benefit only once in a policy year.

The initial, or first segment, is the stated death benefit on the effective date of the policy. An increase in the stated death benefit (other than one caused by an option change) will cause a new segment to be created. The segment year begins on the segment effective date and ends one year later. The following may apply to each new segment:
     o a new minimum annual premium during the first five years of your policy;
     o   a new sales charge;
     o   new surrender charges;
     o   new cost of insurance charges, guaranteed and current;
     o   a new incontestability period;
     o   a new suicide exclusion period; and
     o   a new target premium.

A requested increase in your stated death benefit creates a new segment. Once we create a new segment, it is permanent unless state law requires differently. If an option change causes the stated death benefit to increase, no new segment is created. Instead, the size of each existing segment(s) is(are) changed. If it causes the stated death benefit to decrease, each segment is decreased.

To determine the applicable sales charge, premiums you pay after an increase are applied to your policy segments in the same proportion as the target premium for each segment bears to the sum of the target premium for all segments.

We allocate the net amount at risk among segments in the same proportion that each segment bears to the total stated death benefit.

GUARANTEED MINIMUM DEATH BENEFIT

Usually, how long your policy remains in force depends on your policy's net cash surrender value. Because we deduct charges monthly from your net cash surrender value, your coverage lasts only as long as your net cash surrender value is enough to pay these charges and your account value is more than your loan interest due during the special continuation period. Your account value and the length of time your policy remains in force depends on:

     1.  timing and amount of any premium payments;

     2.  the investment performance of the variable divisions;

     3.  the interest you earn in the guaranteed interest division;

     4.  the amount of your monthly charges; and

     5.  partial withdrawals you take.

You can choose whether or not to put the guaranteed minimum death benefit feature in force only at the issue of your policy. This feature extends the period that your policy's stated death benefit remains in effect even if the variable divisions have poor investment performance. It has a guarantee period

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that lasts until the younger insured person's 100th birth date, so long as you have met all requirements.

The guaranteed minimum death benefit coverage does not apply to any riders, including the adjustable term insurance rider. Therefore, if your net cash surrender value is not enough to pay the deductions as they come due on your policy and if your policy is outside the special continuation period, only the stated death benefit portion of your coverage is guaranteed to stay in force. All riders will end.

The guaranteed minimum death benefit feature is not available in some states.

If you choose the guaranteed minimum death benefit feature, we currently charge the guaranteed rate of $0.005 per $1,000 of your stated death benefit each month during the guarantee period.

REQUIREMENTS TO MAINTAIN THE GUARANTEE PERIOD

To qualify for the guaranteed minimum death benefit you must pay an annual premium higher than the minimum annual premium. This higher premium is called the guarantee period annual premium. The guarantee period monthly premium is equal to one-twelfth of the guarantee period annual premium. Your net account value must also meet certain diversification requirements.

Your guarantee period annual premium depends on:
     o   your policy's stated death benefit;
     o each insured person's age, gender, premium class and underwriting characteristics;
     o   the death benefit option you chose;
     o   additional rider coverage on your policy; and
     o   other additional benefits on your policy.

At each monthly processing date we test to see if you have paid enough premium to keep your guarantee in place. We calculate:
     o   actual premiums paid; minus
     o   the amount of any partial withdrawals you make; minus
     o policy loans you take with accrued loan interest. This amount must equal or exceed;
     o the sum of the guarantee period monthly premium payments for each policy month starting with your first policy month through the end of the policy month that begins on the current monthly processing date.

You must continually meet the requirements of the guarantee period for this feature to remain in effect. We show the guarantee period annual premium on your policy schedule. If your policy benefits increase, the guarantee period annual premium increases. If your policy fails to meet this test on any monthly processing date, the guarantee period ends, and thus the guaranteed minimum death benefit lapses.

The guarantee period ends if your net account value on any monthly processing date is not diversified as follows:

     1. you must invest your net account value in at least five investment divisions; and

     2. you may invest no more than 35.0% of your net account value in any one division.

Your policy will continue to meet the diversification requirements if:

     1. you have automatic rebalancing and you meet the two diversification tests listed above; or

     2. you have dollar cost averaging which results in transfers into at least four additional investment divisions with no more than 35.0% of any transfer directed to any one division.

     SEE DOLLAR COST AVERAGING, PAGE 34, AND AUTOMATIC REBALANCING, PAGE 35.

If you fail to satisfy either the premium test or the diversification test and you do not correct it, this feature terminates. Once it terminates, you cannot reinstate the guaranteed minimum death benefit feature. The guaranteed period annual premium no longer applies.


ADDITIONAL BENEFITS

Your policy may include additional benefits, which we attach by rider. A rider changes benefits under your policy and may or may not add an additional cost to your policy. We deduct a monthly charge from your account value for each rider you choose. You may cancel these rider benefits at any time. If you choose any of these benefits your policy will include the details. Not all riders are available for all policies. You may schedule your term rider coverage to increase or decrease at issue. If you want to increase your scheduled benefits after issue of your

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rider, new guidelines may apply. Scheduled benefits are the kind and amount of benefits you choose under your policy over a stated period of time.

Periodically we may offer other riders than those listed here. You should contact your registered representative for a complete list of the riders now available.

SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 56, FOR INFORMATION ON THE POSSIBLE TAX EFFECTS OF ADDING OR CANCELING THESE BENEFITS.

ADJUSTABLE TERM INSURANCE RIDER

You may increase your death proceeds by adding an adjustable term insurance rider. The amount we pay is the term death benefit in force at the time of the second death of the two people. As the name suggests, the adjustable term insurance rider adjusts over time.

You specify a target death benefit when you apply for this rider. The target death benefit can be level or can be scheduled to change at the beginning of any policy year. We generally restrict your target death benefit to an amount not more than four times your stated death benefit at issue. Under certain circumstances, we will be willing to allow you to specify a target death benefit of up to eight times your stated death benefit during the first four policy years. After this four-year period, the normal target death benefit maximum would apply.

The death benefit for the adjustable term insurance rider is the difference between your total death benefit and your base death benefit. The death benefit automatically adjusts daily as your base death benefit changes. Total death benefit depends on which death benefit option is in effect:

     OPTION 1:    If option 1 is in effect, the total death benefit is the
                  greater of:

                  a.  the target death benefit, or
                  b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

     OPTION 2:    If option 2 is in effect the total death benefit is the
                  greater of:

                  a.  the target death benefit plus the account value; or
                  b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

For example, under option 1, assume your base death benefit increases because of or as a result of an increase in your account value. The adjustable term insurance rider adjusts to provide death proceeds equal to your total death benefit in each year:


  Base Death   Total Death        Adjustable Term
   Benefit       Benefit      Insurance Rider Amount
  ----------   -----------    ----------------------
   201,500       250,000              48,500
   202,500       250,000              47,500
   202,250       250,000              47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000, the adjustable term insurance would be zero.

The adjustable term insurance can never be less than zero. Even when the adjustable term insurance is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit is reduced below your target death benefit, the adjustable term insurance rider amount reappears to maintain the total death benefit.

You may change the target death benefit schedule after it is issued, based on our rules. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 26.

We may deny any future, scheduled increases to your target death benefit if you cancel a scheduled change, or if you ask for an unscheduled decrease in your target death benefit.

Partial withdrawals, changes from death benefit option 1 to death benefit option 2, and base decreases may reduce the amount of your target death benefit. SEE PARTIAL WITHDRAWALS, PAGE 37 AND CHANGES IN DEATH BENEFIT OPTION, PAGE 25.

There is no defined premium for a given amount of adjustable term insurance coverage. Instead, we deduct a monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage multiplied by the adjustable term death benefit in effect that month. The cost of insurance rates will be determined by us from time to

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time. They will be based on the issue ages, genders and premium classes of the insureds, as well as the length of time since your policy date. The monthly guaranteed maximum cost of insurance rates for this rider will be in the policy. SEE COST OF INSURANCE CHARGES, PAGE 50.

There are no sales or surrender charges for this coverage. This means that an increase in your target death benefit which does not increase your stated death benefit does not increase the total surrender charge for your policy. Further, a decrease in your adjustable term insurance rider coverage does not cause a surrender charge to be assessed. If the target death benefit schedule is increased by you after the rider is issued, we use the same rates for the entire coverage for this rider. These rates are based on the original premium classes even though satisfactory new evidence of insurability is given to us for the increased schedule.

SINGLE LIFE TERM RIDER

This rider provides a benefit upon the death of one of the primary insured people under your policy. You may choose to add a single life term rider to just one insured person; or, you may add two single life term riders: one for each insured person under your policy. You may add this rider when your policy is issued or at a later time. The insured person must be insurable according to our rules.

We will issue the single life term rider for an insured person who is age 85 or younger. Coverage may continue under this rider until the earlier of when:

     o   the insured person covered by this rider reaches age 100;
     o   the continuation of coverage provision becomes effective; and
     o the insured person covered by this rider dies. SEE CONTINUATION OF COVERAGE, PAGE 31.

The minimum amount of coverage for each single life term rider is $1,000. The maximum coverage for an insured person under this rider is subject to our underwriting determinations. We can schedule the death benefit for your single life term rider when we issue it. You may increase or decrease coverage under this rider.

Your request for an increase or decrease in coverage is effective as of the next monthly processing date after we approve your request, unless there are underwriting or other requirements which must be met before your request is effective. Any requested change in your coverage must be for at least $1,000. If you schedule or request an increase after issue, the insured person under this rider will again be subject to our underwriting requirements. The charge for this rider is based on the age, gender, premium class, and underwriting characteristics of the insured person covered by this rider.

The charge for this rider is deducted on each monthly processing date. It is charged as a cost per each $1,000 of the net amount at risk under this rider. See the schedule pages attached to your policy for information on your actual cost. There are no surrender charges for decreases in the amount of coverage under the single life term rider.


SPECIAL FEATURES

POLICY MATURITY

You can surrender your policy at anytime. However, at the younger insured person's 100th birth date, if you do not want the continuation of coverage feature, you should surrender the policy, otherwise continuation of coverage will become effective. Your policy then ends. Some part of this payment may be taxable. You should consult your tax adviser.

POLICY SPLIT OPTION

Under certain circumstances, you may exchange your policy for a single life insurance policy on each person insured under your policy. You do not need to provide evidence of insurability on either insured person to make this exchange if there is no overall increase in death benefit amounts, and neither single life policy coverage is greater than 50% of the original death benefit.

On the effective date of the exchange, the available death benefit under your policy will be divided between the two single life insurance policies. The maximum amount you may allocate to each single life policy without underwriting is 50% of your available death benefit amount. The sum of the face amounts for the two single life insurance policies may not be more than the total death benefit amount under your original policy. You are not required to use the maximum death benefit amount available for either insured person.

You may split your policy to provide coverage of more than 50% of the total death benefit under your

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original policy for one insured person. To do so, you must provide proof that the insured person is insurable at the time of the policy split. For coverage of 50% or less of the total death benefit under your original policy, you do not need to provide proof of insurability.

You may use the policy split option if:
     a) there is a final divorce decree regarding the marriage of the two insured people;
     b) there is a change to the federal estate tax law which results in either:
         i)   removal of the unlimited marital deduction provision; or
         ii) a reduction in the current maximum federal estate tax of at least a 50% reduction after your policy date; or
     c) there is a dissolution of business carried on or owned by the two insured people.

You must send us written notice of your election to split your policy under the policy split option within 180 days of the occurrence of these stated events. You must provide satisfactory evidence that the contingent event has occurred.

The effective date of the exchange is the first monthly processing date after we have approved your policy exchange. The insurance under the two individual life insurance policies will start on the effective date of your exchange only if both insured people are alive on that date. The new single life insurance policies will not provide insurance coverage until that time. If either insured person is not alive on that date, your exchange is void.

All terms and conditions under the new policies apply once your policy is split. Consult your new single life insurance policies upon split.

The premiums under each new policy will be based on each insured person's age, gender and premium class at the time of the split of your policy. Premiums will be due for each new policy under the terms of the new policy as of the effective date of the exchange. The surrender value of the old policies will be allocated to the new policies on the effective date of the exchange in the same proportion that the face amount was divided between the two single life insurance policies, unless we agree to a different allocation. If this allocation would cause an increase in the face amount of either new single life insurance policy, we may limit the amount of surrender value you may apply to each new policy. Any remaining surrender value will be paid to you in cash, and may be taxable. Any loan on your policy will be divided and transferred to each new single life insurance policy in the same proportion as your cash value is allocated. Any remaining outstanding loan balance must be paid in cash before the effective date of the exchange. Any person or entity to which you have assigned your policy must agree to the exchange. Any assignment of your policy will apply to each new single life insurance policy.

If you have a single life term insurance rider on your policy at the date of the policy split, you may have a term insurance rider insuring the same insured person if such a rider is available on the new policy. Any other riders on new policies are subject to the availability of the riders under the new policy and new proof of insurability of the insured people.

Your right to split your policy into two single life insurance policies ends on the earliest of:
     a) the policy anniversary nearest the younger insured person's 100th birth date; or
     b)  the first death of the insured people;
     c)  the end of your policy grace period; or
     d)  the termination or surrender of your policy.

Exercising the policy split option may be treated as a taxable transaction. Moreover, the two single life insurance policies that result from a policy split could be treated as a Modified endowment contract. SEE TAX CONSIDERATIONS, PAGE
55. You should consult a tax adviser when exercising the policy split option.

RIGHT TO EXCHANGE POLICY

During the first 24 months after your policy date, you have the right to exchange your policy to a guaranteed policy, unless state law requires differently. To do this, we transfer the amount you have in the variable divisions to the guaranteed interest division. We allocate all of your future net premiums only to the guaranteed interest division. We do not allow any future payments or transfers to the variable divisions when you exercise this right.

We will not charge you for the transfer to make this exchange. SEE THE GUARANTEED INTEREST DIVISION, PAGE 19.

CONTINUATION OF COVERAGE

The continuation of coverage feature allows insurance coverage to continue in force beyond the younger insured person's 100th birth date. If you choose to allow the continuation of coverage feature to become effective, we:

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     o   transfer your net account value (excluding the amount in the loan division) into the guaranteed interest division;
     o charge a one-time $400 administrative fee to your policy to cover future expenses;
     o   terminate all riders;
     o convert death benefit option 2 to death benefit option 1, if applicable; and
     o terminate investment features such as dollar cost averaging and automatic rebalancing.

At the younger insured person's 100th birth date, if you have then in effect, an adjustable term insurance rider, the target death benefit becomes the stated death benefit. The adjustable term insurance rider then terminates. If you have no adjustable term insurance rider coverage, your stated death benefit is unchanged. You may make no further premium payments.

Your insurance coverage continues in force until the second death of the insured people, unless the policy lapses or is surrendered. However, we deduct no further cost of insurance charges. Your monthly deductions also cease when continuation of coverage begins. SEE CONTINUATION OF COVERAGE ADMINISTRATIVE FEE, PAGE 50.

Your net account value may not be transferred into the variable divisions after the younger insured person's 100th birth date.

During the continuation of coverage period, you may take policy loans or partial withdrawals from your policy. If we are paying a persistency refund on the guaranteed interest division, and your policy is in the continuation of coverage period, we credit you with the persistency refund. SEE PERSISTENCY REFUND, PAGE 51.

If you have outstanding policy loans, interest continues to accrue. If you fail to make any loan payments or loan interest payments, it is possible that the loan plus accrued interest may become greater than your account value and cause your policy to lapse. To avoid this, you may repay loans and make loan interest payments during the continuation of coverage period. However, we will not accept any additional premium payments.

If you wish to stop coverage after the continuation of coverage feature begins, you may surrender your policy and receive the net account value. There is no surrender charge after the younger insured person's 100th birth date. All normal consequences apply. SEE SURRENDER, PAGE 41, AND SURRENDER CHARGE, PAGE 51.

The continuation of coverage feature may not be available in all states. If a state has approved this feature, it is an automatic feature and you do not need to take any action to activate it.

The tax consequences of coverage continuing beyond the younger insured's person's 100th birth date are uncertain. You should consult a tax adviser as to those consequences.


POLICY VALUES

ACCOUNT VALUE

Your account value is the total amount you have in the guaranteed interest division, the variable divisions, and the loan division. Your account value reflects:
     o   net premiums;
     o   deductions for charges;
     o   partial withdrawals;
     o   investment performance of the variable divisions;
     o interest earned on the amount you have in the guaranteed interest division; and
     o interest earned and charged on the amounts you have in the loan division.

NET ACCOUNT VALUE

Your policy's net account value is your account value minus the amount of your outstanding policy loans (including accrued loan interest).

CASH SURRENDER VALUE

Your cash surrender value is your account value minus any surrender charge.

NET CASH SURRENDER VALUE

Your net cash surrender value is your cash surrender value minus the amount of your outstanding policy loans, and accrued loan interest.

DETERMINING THE VALUE IN THE VARIABLE DIVISIONS

The amounts included in the variable divisions are measured by accumulation units and accumulation unit values.

On any given day, the value of a variable division is the accumulation unit value for that division times

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the number of accumulation units you own in that
division. Each variable division has a different accumulation unit value.

You purchase accumulation units of a division whenever you allocate premium or make transfers to that division. This includes transfers from the loan division.

We redeem accumulation units from the variable divisions:
     o   when you take a partial withdrawal;
     o when amounts are transferred from a variable division (including transfers to the loan division);
     o   for the monthly deductions from your account value;
     o   for policy transaction charges;
     o   for surrender charges;
     o   on surrender; and
     o   to pay the death benefit upon the second death of the insured people.

We calculate the number of variable division accumulation units purchased or redeemed as of any valuation date by:

     1.  dividing the dollar amount of your transaction by:

     2. the division's accumulation unit value calculated at the close of business on the valuation date of the transaction.

The accumulation unit value is the value of an accumulation unit determined as of each valuation date. The accumulation unit value of each division varies with the investment performance of the matching portfolio. It reflects:
     o   investment income;
     o   realized and unrealized capital gains and losses;
     o   investment portfolio expenses; and
     o daily mortality and expense risk charges we make to the variable account.

SEE HOW WE CALCULATE ACCUMULATION UNIT VALUES FOR EACH DIVISION, PAGE 33.

The date of a transaction is the valuation date we receive your premium or an acceptable request at our customer service center.

If your premium or request reaches our customer service center on a day that is not a valuation date, or after the close of business on a valuation date, the transaction is processed on the next valuation date. Otherwise, your transaction is processed on the valuation date.

We take monthly deductions from your account value as of the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date. We take transaction charges or surrender charges as of the effective date of your transaction.

The value of amounts allocated to the variable divisions goes up or down depending on investment performance.

For amounts in the variable divisions, there is no guaranteed minimum cash value.

HOW WE CALCULATE ACCUMULATION UNIT VALUES FOR EACH DIVISION

We determine accumulation unit values for the variable divisions on each valuation date. We perform all policy transactions as of a valuation date.

We generally set the accumulation unit value for a division at $10 on the date when the division is first opened and begins accepting amounts. After that, the accumulation unit value on any valuation date is:

     1. the accumulation unit value for the preceding valuation date multiplied by

     2. the accumulation experience factor for that division for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each investment division every valuation date as follows:

     1. We take the share value of the underlying portfolio shares in the division as reported to us by the investment portfolio managers as of the close of business on that valuation date.

     2. We add dividends or capital gain distributions declared per share and reinvested by the investment portfolio on the date that the share value is affected. If applicable, we subtract a charge for taxes from this amount.

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     3.  We divide the remaining amount by the value of the shares in the underlying investment portfolio for the variable division at the close of business on the previous valuation date.

     4. We then subtract a charge for the mortality and expense risk which we assume under your policy. The daily charge is .002055% of the accumulation unit value. This is an annual rate of .75% of the accumulation unit value. If the previous day was not a valuation date, the charge is multiplied by the number of days between the two valuation dates.

The result of these calculations is the accumulation experience factor for the valuation period.


TRANSFERS OF ACCOUNT VALUE

You may make up to twelve free transfers among the variable divisions, or the guaranteed interest division, in each policy year. We do not limit your number of transfers, but we charge a $25 fee for each transfer that you make after the first twelve in each policy year. We do not include transfers for automatic rebalancing or dollar cost averaging toward your twelve free transfers.

You may make transfer requests in writing, or by telephone if you have telephone privileges, to our customer service center. Your transfer takes effect on the valuation date we receive your request. The minimum amount you may transfer is $100. This minimum does not need to come from one division or be transferred to one division as long as the total amount you transfer is at least $100. However, if the amount remaining in a variable division is less than $100 when you make a transfer request, we transfer the entire amount out of that division.

If you elect telephone privileges, you may make transfers by calling our customer service center. You may not make transfers during the continuation of coverage period. SEE TELEPHONE PRIVILEGES, PAGE 44.

EXCESSIVE TRADING

Excessive trading activity can disrupt investment portfolio management strategies and increase portfolio expenses. Thus, we limit excessive transfer activity. Excessive transfers may cause:
     o   increased trading and transaction costs;
     o   disruption of planned investment strategies;
     o   forced and unplanned portfolio turnover;
     o   lost opportunity costs; and
     o the investment portfolios to have large asset swings that decrease their ability to provide maximum investment return to all policyowners.

In response to excessive trading, we may place restrictions or refuse transfers made by third-party agents acting on behalf of owners such as a market timing service. We will refuse or place restrictions on transfers when we determine, in our sole discretion, that transfers are harmful to the investment portfolios, or to policyowners as a whole.

GUARANTEED INTEREST DIVISION TRANSFERS

You may transfer from the guaranteed interest division only in the first 30 days of each policy year. Transfer requests received within 30 days before your policy anniversary are deemed to occur on your policy anniversary. Transfer requests made at any other time will not be processed.

Transfers from the guaranteed interest division are limited to the largest of:
     o 25% of your guaranteed interest division balance at the time of your first transfer or withdrawal out of it in that policy year;
     o the sum of the amounts you have transferred and withdrawn from the guaranteed interest division in the prior policy year; or
     o   $100.

Transfers of your account value into the guaranteed interest division are not restricted.


DOLLAR COST AVERAGING

If your policy has at least $10,000 invested in either the Fidelity VIP Money Market Portfolio, or the Neuberger Berman AMT Limited Maturity Bond Portfolio, you can elect dollar cost averaging. The main goal of dollar cost averaging is to protect your policy values from short-term price changes.

DOLLAR COST AVERAGING DOES NOT ASSURE A PROFIT NOR DOES IT PROTECT YOU AGAINST A LOSS IN A DECLINING MARKET.

This systematic plan of transferring account values is

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intended to reduce the risk of investing too much when the price of an investment portfolio's shares is high. It also reduces the risk of investing too little when the price of an investment portfolio's shares is low.

Since you transfer the same dollar amount to other divisions each period, you purchase more units in a division if the unit value is low, and you purchase fewer units if the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least five days after we receive your dollar cost averaging request. Dollar cost averaging cannot begin before the end of your free look period, if your state requires return of all premiums paid during the free look period.

With dollar cost averaging, you designate either a dollar amount, or a percentage of your account value, for automatic transfer from either the division invested in either the Fidelity VIP Money Market Portfolio or the Neuberger Berman AMT Limited Maturity Bond Portfolio for automatic transfer. Each period, we automatically transfer the amount you select from your chosen source division to one or more other variable divisions. You may not make transfers to or from the guaranteed interest division or the loan division under dollar cost averaging.

The minimum percentage you may transfer to any one division is 1.0% of the total amount you transfer to all divisions you select. You must transfer at least $100 for each dollar cost averaging transfer.

Dollar cost averaging may occur on the same day of the month either monthly, quarterly, semi-annually, or annually. Unless you tell us otherwise, dollar cost averaging automatically takes place monthly, on the monthly processing date.

We do not count dollar cost averaging transfers toward your twelve free transfers per policy year. There is no charge for this feature.

You may have both dollar cost averaging and automatic rebalancing at the same time. The dollar cost averaging division from which your transfer will be taken cannot be included in your automatic rebalancing program.

CHANGING DOLLAR COST AVERAGING

You may change your dollar cost averaging program one time per policy year. If you have telephone privileges, you may make changes to the dollar cost averaging program by telephoning our customer service center. SEE TELEPHONE PRIVILEGES, PAGE 44.

TERMINATING DOLLAR COST AVERAGING

You may cancel dollar cost averaging by sending satisfactory notice to our customer service center. We must receive it at least five days before the next dollar cost averaging date.

Dollar cost averaging will terminate if:

     1.  you specify a termination date; or

     2. your balance remaining in the division from which your dollar cost averaging transfers are taken reaches a dollar amount you set; or

     3. on any dollar cost averaging date, the amount in the division from which you want to make a transfer is equal to or less than the amount to be transferred. We will transfer the remaining amount and dollar cost averaging ends.


AUTOMATIC REBALANCING

Automatic rebalancing provides you with a method for maintaining a consistent approach to investing account values over time, and simplifying the process of asset allocation (by dividing amounts among the investment options you have chosen.)

Transfers made for automatic rebalancing do not count toward your twelve free transfers per policy year. There is no charge for this feature.

If you choose this feature, on each rebalancing date we transfer amounts among the divisions to match your pre-set automatic rebalancing allocation percentages. After the transfers, the ratio of your account value in each division to your total account value for all divisions included in automatic rebalancing matches the automatic rebalancing allocation percentage for that division. This action rebalances the amounts in the investment divisions that do not match your set allocation. This happens if an investment division outperforms other divisions for that time period.

You may choose the automatic rebalancing feature on your application or later by completing our

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Variable Last Survivor                 35
customer service form. Automatic rebalancing may occur on the same day of the month either monthly, quarterly, semi-annually, or annually. If you do not specify, automatic rebalancing will occur quarterly.

If you choose automatic rebalancing on your policy application, the first transfer occurs on the date you select (after your free look period). If you elect this feature after your policy date, we process the first transaction on the date you have requested. If you requested no date, processing is on the last valuation date of the calendar quarter we receive your notice at our customer service center.

When you choose automatic rebalancing allocations, you may choose up to eighteen total investment divisions. SEE MAXIMUM NUMBER OF INVESTMENT DIVISIONS, PAGE 19.

You may have both automatic rebalancing and dollar cost averaging at the same time. The division from which your dollar cost averaging transfers are taken cannot be included in your automatic rebalancing allocating program. You may not include the loan division in your automatic rebalancing allocations.

CHANGING AUTOMATIC REBALANCING

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the guaranteed interest division, it is considered a transfer from that division. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the guaranteed interest division. SEE TRANSFERS OF ACCOUNT VALUES ON PAGE 34.

If you have automatic rebalancing and the guaranteed minimum death benefit and you ask for an allocation which does not meet the guaranteed minimum death benefit diversification requirements, we will notify you that the allocation needs to be changed and ask you for revised instructions.

TERMINATING AUTOMATIC REBALANCING

You may terminate automatic rebalancing at any time, as long as we receive your notice of termination at least five days before the next automatic rebalancing date. If you have the guaranteed minimum death benefit and you terminate the automatic rebalancing feature, you still must meet the diversification requirements of your net account value for the guarantee period to continue. SEE GUARANTEED MINIMUM DEATH BENEFIT, PAGE 27.


POLICY LOANS

You may borrow against your policy at any time after the first monthly processing date, by using your policy as security for a loan, or as otherwise required by law. The amount you borrow is called a policy loan. Your policy loan is:

     1.  the total amount you borrow from your policy; plus

     2.  any policy loan interest that is capitalized when due; minus

     3.  policy loan repayments you make.

Unless state law requires differently, any new policy loan you take must be at least $100. The maximum amount you can borrow on any valuation date, unless required differently by state law, is your net cash surrender value minus the monthly deductions to your next policy anniversary.

Your request for a policy loan must be directed to our customer service center. If you have telephone privileges, you may request a policy loan for less than $25,000 by telephoning our customer service center. SEE TELEPHONE PRIVILEGES, PAGE 44.

Based on our administrative system, we may have other rules for policy loans. For example, we may require that your loan request be for a dollar amount rather than a percentage to be taken from a specific division.

Loan interest charges on your policy loan accrue daily at an annual interest rate of 3.75%. Interest is due in arrears on each policy anniversary. If you do not pay your interest when it is due, we add it to your policy loan on your policy anniversary.

If you request an additional loan, we add the amount you request to your existing outstanding policy loan. This way, there is only one loan outstanding on your policy at any time.

You may repay all or part of your policy loan at any time while your policy is in force. We assume that any payments you make, other than your scheduled premiums, are policy loan repayments. You must tell us otherwise if you want us to consider additional payments as premiums.

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Variable Last Survivor                 36

When you request a loan you may specify one investment division from which the loan will be taken. If you do not specify one, the loan will be taken proportionately from each active investment division you have.

When you take a policy loan, we transfer an amount equal to your policy loan amount from the variable and the guaranteed interest divisions in the same proportion they represent of your total net account value to the loan division. We follow this same process for loan interest in the amount due at your policy anniversary. We credit the loan division with interest at an annual rate of 3.0%. After your tenth policy year, the loan division is credited with a persistency refund at an annual rate of 0.60%.

The loan division is part of our general account, separate from the guaranteed interest division. When we make transfers to the loan division, we redeem sufficient units of the variable divisions to cover the amount of the loan which you take from the variable account. Unless you tell us otherwise, we deduct the amount transferred from each division in the same proportion that your account value in that division has to your net account value immediately before the loan transaction. We determine the amounts in each division as of the valuation date when we receive your loan request.

Policy loans may cause your policy to lapse if your net cash surrender value is not enough to pay all deductions each month. SEE LAPSE, PAGE 38.

Any policy loans you take may have tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 57, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 57.

LOAN REPAYMENT

We transfer the amount of interest credited to the loan division for a policy year from the loan division on your policy anniversary. When you make a loan repayment, we transfer an amount equal to your repayment from the loan division up to the amount of your policy loan. Unless you tell us otherwise, we allocate these transfers among the variable divisions and the guaranteed interest division in the same proportion as your current premium allocation.

LOANS AND YOUR BENEFITS

Taking a loan decreases the amount you have in the variable divisions. Accruing loan interest will change your net account value as compared to what it would have been if you did not take a loan.

Even if you repay your loan, it has a permanent effect on your account value. This means that the benefits under your policy may be affected.

The loan is a first lien on your policy. This means we deduct your outstanding policy loan and accrued loan interest from the death benefit payable and the cash surrender value payable on surrender.

Failure to repay your loan may affect the guaranteed minimum death benefit feature and the length of time your policy remains in force. The policy lapses (FOR EXCEPTIONS, SEE SPECIAL CONTINUATION PERIOD, PAGE 21 AND GUARANTEED MINIMUM DEATH BENEFITS, PAGE 26) when the cash surrender value minus policy loans and accrued loan interest is not enough to cover your monthly deductions. If your policy lapses with a loan outstanding, you may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 57, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 57.

If you use the continuation of coverage feature and you have a policy loan, loan interest continues to accrue. If you do not make loan payments your policy could lapse.

If you do not repay your policy loan, we deduct the outstanding policy loan amount and accrued loan interest from the death benefits payable, or the cash surrender value payable upon surrender.


PARTIAL WITHDRAWALS

You may request a partial withdrawal on any valuation date after your first policy anniversary by contacting our customer service center. You may request partial withdrawals by telephone, but the partial withdrawal must be for an amount less than $25,000. SEE TELEPHONE PRIVILEGES, PAGE 44.

You may take only one partial withdrawal per policy year. We may set rules on partial withdrawals, based on our administrative system. For example, we may require that you specify a dollar amount rather than a percentage to be taken from a specific division.

The minimum partial withdrawal you may take is $100. The maximum partial withdrawal you may

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Variable Last Survivor                 37
take is the amount which leaves $500 as your net cash surrender value. If you request a withdrawal of more than this maximum, we require you to surrender your policy. When you take a partial withdrawal, we deduct your withdrawal amount plus a service fee from your account value. If applicable, we deduct a surrender charge from your account value if your partial withdrawal causes a reduction in your stated death benefit. SEE CHARGES, DEDUCTIONS AND REFUNDS, PAGE 48.

Partial withdrawals may have adverse tax consequences. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 56.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 1

If you selected death benefit option 1, and if no more than fifteen years have passed since your policy date and the joint equivalent age of the insured people is not yet age 81, you may make a partial withdrawal of up to the greater of 10.0% of your account value, or 5.0% of your stated death benefit without decreasing the stated death benefit.

Any additional amounts you withdraw will reduce your stated death benefit by the amount of the withdrawal.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 2

If you have selected death benefit option 2, a partial withdrawal does not reduce your stated death benefit or target death benefit. However, we reduce the total death benefit by at least the partial withdrawal amount because your account value is reduced.

STATED DEATH BENEFIT AND TARGET DEATH BENEFIT REDUCTIONS

Generally, we reduce the stated death benefit by the amount of the partial withdrawal. A partial withdrawal may reduce your target death benefit.

Partial withdrawals do not reduce the stated death benefit if your base death benefit has been increased to qualify your policy as life insurance under the federal income tax laws, if you withdraw an amount that is no greater than the amount that reduces your account value to a level which no longer requires your base death benefit to be increased to qualify as life insurance for federal income tax law purposes. SEE TAX STATUS OF THE POLICY, PAGE 55.

We require a minimum stated death benefit and a minimum target death benefit to issue your policy. You are not allowed to take a partial withdrawal if it reduces your stated death benefit or target death benefit below this minimum. SEE GROUP OR SPONSORED ARRANGEMENTS OR CORPORATE PURCHASERS, PAGE 55.

PARTIAL WITHDRAWAL MECHANICS

Unless you tell us otherwise, we will make a partial withdrawal from the guaranteed interest division and the variable divisions in the same proportion that each division has to your net account value immediately before your withdrawal. The amount withdrawn from the guaranteed interest division may not be for more than your total withdrawals multiplied by the ratio of your account value in the guaranteed interest division to your total net account value immediately before the partial withdrawal transaction.

We will send a new schedule page for your policy showing the effect of your withdrawal if there is any change to your stated death benefit or your target death benefit.

To make this change, we may ask that you return the policy to our customer service center. Your withdrawal and any reductions in the death benefits are effective as of the valuation date on which we receive your request. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 57, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 57.


LAPSE

Your insurance coverage continues as long as your net cash surrender value is enough to pay all deductions each month. Lapse does not apply if either the guaranteed minimum death benefit or the special continuation period is in effect and you have met all requirements. SEE SPECIAL CONTINUATION PERIOD, PAGE 22 AND GUARANTEED MINIMUM DEATH BENEFIT, PAGE 27.

If the continuation of coverage feature is active, the policy could lapse even though there are no further monthly deductions. If there is an outstanding policy loan, your policy will lapse if the loan plus the accrued interest owed is more than the account value.

GRACE PERIOD


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



Your policy enters the 61-day lapse grace period if, on a monthly processing date:

     1.  your net cash surrender value is zero (or less); and

     2. the five-year special continuation period has expired, or you have not paid the required special continuation period premium; and

     3. you do not have the guaranteed minimum death benefit rider or it has expired or terminated.

We notify you that the policy is in a grace period at least 30 days before the grace period ends. We provide this notice to you, or a person to whom you have assigned your policy, at the last address in our records. We will send you a lapse notice if the guaranteed minimum death benefit is going to lapse. We also notify you of the required premium payment necessary to reinstate your policy. This amount is generally the amount of past due charges, plus the amount that covers your estimated monthly policy and rider deductions for the next two months. If the second death of the insured people occurs during the grace period, we will deduct overdue monthly charges from your policy's death proceeds.

If we receive your payment of the required amount before the end of the grace period, we apply it to your account value in the same manner as your other premium payments, then we make the overdue deductions from your account balance.

If you do not pay the full amount we request within the 61-day grace period, your policy and all of its riders lapse without value. We then withdraw your remaining account balance from the variable divisions and the guaranteed interest division. We deduct amounts which you owe us, including any surrender charge and inform you that the policy has ended.

If the second death of the insured people occurs during the grace period, we pay death proceeds to your beneficiary(ies) with reductions for policy loans, accrued loan interest, and monthly deductions owed.

IF YOU HAVE THE GUARANTEED MINIMUM DEATH BENEFIT IN EFFECT

After the special continuation period has ended, and if the guaranteed minimum death benefit is in effect, your policy's stated death benefit will not lapse during the guarantee period. This is true even if your net cash surrender value is not enough to cover all of the deductions from your account value on any monthly processing date. SEE GUARANTEED MINIMUM DEATH BENEFIT, PAGE 27.

The guaranteed minimum death benefit does not protect benefits you may have under riders attached to your policy. Nor does it protect any amount of the base death benefit which is more than the stated death benefit. These benefits lapse if on any monthly processing date, your policy net cash surrender value is not enough to pay all monthly deductions from your account value (unless your policy is in the five-year special continuation period and your account value is more than the interest due on your loan).

While the guaranteed minimum death benefit applies, we reduce your account value by monthly deductions, but not below zero. We permanently waive monthly deductions during the guarantee period which would reduce your account value below zero.

The guaranteed minimum death benefit terminates if your policy does not meet the monthly premium or diversification tests. If your guaranteed minimum death benefit terminates, the normal test for lapse then resumes. SEE REQUIREMENTS TO MAINTAIN THE GUARANTEE PERIOD, PAGE 28.


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Variable Last Survivor                 39



                                                     LAPSE SUMMARY

                SPECIAL CONTINUATION PERIOD                              GUARANTEED MINIMUM DEATH BENEFIT

       If you meet the           If you do not meet the            If you meet the           If you do not meet the
        requirements                  requirements                  requirements                  requirements
Your policy does not          Your policy enters the        Your policy does not          Your policy enters the
lapse if you do not have      grace period if your net      lapse if you do not have      grace period if your net
enough net cash               cash surrender value is       enough net cash               cash surrender value is
surrender value to pay the    not enough to pay the         surrender value to pay the    not enough to pay the
monthly charges.  The         monthly charges, or if        monthly deductions.           monthly charges.  If you
charges are delayed until     your loan interest due is     However, if you have any      do not pay enough
the earlier of: 1) the date   more than your account        riders, they lapse after the  premium to cover the past
you have enough net cash      value.  If you do not pay     grace period and only         due monthly charges,
surrender value to cover      enough premium to cover       your base coverage            plus the monthly charges
the monthly charge            the past due monthly          remains in force.             through the end of the
deduction, or 2) until the    charges and interest due,     Charges for your base         grace period (at the end
end of the special            plus the monthly charges      coverage are deducted         of the following two
continuation period.          and interest due through      each month until your         months), your policy
                              the end of the grace          remaining account value       lapses.
                              period (at the end of the     is not enough to pay these
                              following two months),        charges.  At this point,
                              your policy lapses.           we permanently waive
                                                            the monthly charges.


REINSTATEMENT

If you do not pay enough premium before the end of the grace period, your policy lapses. You may still reinstate your policy and its riders (other than the guaranteed minimum death benefit) within five years after the grace period ends.

Unless state law requires differently, we will reinstate your policy and riders if:

     1.  you have not surrendered your policy for its net cash surrender value;

     2. you provide satisfactory evidence to us that both insured people are alive and that each insured person (and any people insured under your riders) is still insurable according to our normal rules of underwriting for your type of policy; and

     3. we receive enough premium from you to keep your policy and its riders in force from the beginning to the end of the grace period and for two months after the reinstatement date.

If one insured person has either died or has become uninsurable since your policy date, when your policy lapses, we will not reinstate your policy. If one insured person was uninsurable at the issue of your policy and remains uninsurable, we will review underwriting requirements applicable to each insured person at the time of reinstatement to determine whether your policy may be reinstated. Each surviving insured person may apply for individual insurance coverage at that point with proof of insurability.

Reinstatement is effective as of the monthly processing date following our approval of your reinstatement application. When we reinstate your policy, we also reinstate the surrender charges for the amount and time remaining when your policy lapsed. If you had a policy loan when coverage ended, we reinstate it with accrued loan interest to the date of lapse. The cost of insurance charges in effect at the time of reinstatement for the age of each insured person are adjusted to reflect the time since the lapse.

We apply the net premiums received after reinstatement according to the premium allocation instructions in effect at the start of the grace period, unless you tell us otherwise.

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Variable Last Survivor                 40

SURRENDER

You may surrender your policy for its net cash surrender value any time before the second death of the insured people. You do this by sending a written request and your policy to our customer service center.

Your policy net cash surrender value is your cash surrender value, minus policy loans you have taken including accrued loan interest.

We compute your net cash surrender value as of the valuation date we receive your surrender request and policy at our customer service center. All insurance coverage ends on that date.

We do not pro-rate or add back charges and expenses deducted from your account value on the monthly anniversary before the date your surrender is processed. If you surrender your policy during the first nine policy years or segment years we deduct a surrender charge from your net account value. SEE SURRENDER CHARGE, PAGE 51.

A surrender of your policy may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 57, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 57.


GENERAL POLICY PROVISIONS

FREE LOOK PERIOD OR RIGHT TO EXAMINE POLICY PERIOD

You have the right to examine your policy. If for any reason you do not want it, you may return your policy to us or your registered representative within the period shown in the policy. If you return your policy to us within your state's specified time limit, we will consider it canceled as of your policy date.

If you cancel your policy during this free look period, you will receive a refund as determined under state law.

Generally, there are two types of free look refunds. Some states require a return of all premiums paid while others permit payment of the account value plus a refund of all charges deducted. Your policy will specify what free look refund applies in your state. The type of free look refund allowed in your state will affect when your initial net premium is invested into the variable divisions you selected.

That portion of your initial net premium that you have allocated to the variable divisions will be held in the division investing in the Fidelity Money Market Portfolio for 15 days after we issue your policy (five days deemed delivery time plus a typical free look period of 10 days), unless state law requires otherwise, if:

     o   you made a premium payment before we issued your policy;
     o   you have provided all information and documents we have requested; and
     o your state requires us to return your premiums paid if you cancel your policy during the free look period.

At the end of 15 days, your account value will be allocated among your chosen variable divisions, based on your most recent premium allocation instructions.

The investment date is the date we apply the net premium payment we have received from you to your policy. This is after you have provided all information and documents we have requested.

That portion of your initial net premium that you have allocated to the variable divisions will be invested according to your most recent premium allocation instructions on the date we issue your policy if:

     o   you made a premium payment before we issued your policy;
     o   you have provided all information and documents we have requested; and
     o your state permits us to return the account value plus a refund of all charges deducted.

Amounts you allocated to the guaranteed interest division will be invested into that division when we issue your policy if you have made a premium payment and have no outstanding information or document requests from us. Once we have applied your net premium to your selected investment divisions, you may transfer funds between investment divisions and activate policy investment features such as automatic rebalancing or dollar cost averaging.

YOUR POLICY


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Variable Last Survivor                 41

The entire contract between you and us is the combination of:
     o   your policy;
     o a copy of your original application and any applications for benefit increases or decreases;
     o   all of your riders;
     o   endorsements;
     o   schedule pages; and
     o   reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new schedules. If you sent us your policy, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or an officer of our company and our secretary or assistant secretary must sign all changes or amendments we make to your policy. No other person may change the terms or conditions of your policy.

AGE

We issue your policy at the joint equivalent age of the insured people stated in your policy schedule. The joint equivalent age of the insured people is based on the sum of both insured people's ages adjusted for the difference in ages and gender, divided by two and rounded up.

The younger insured person's 100th birth date is the 100th anniversary of the younger insured person's birth regardless if he/she has survived. The policy anniversary nearest to this date is the date used for policy purposes.

The insured people must each be less than 90 years of age at policy issue. The maximum joint equivalent age of the insured people must be no more than 85. There is no limit to the difference in the insured people's ages. Age is measured as the age of the insured person on the birth date nearest the policy anniversary.

To process joint life insurance, we use the joint equivalent age to calculate rates, charges and values. We determine the joint equivalent age at any given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

OWNERSHIP

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive the benefits until the second death of the insured people. This includes the right to change the owner, beneficiaries, or method to pay proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy, and any irrevocable beneficiary(ies).

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

BENEFICIARY(IES)

You, as owner, name the beneficiary(ies) when you apply for your policy. The primary beneficiary(ies) who survives both of the insured people receives the death proceeds. Other surviving beneficiary(ies) receive death proceeds only if there is no surviving primary beneficiary(ies). If more than one beneficiary(ies) survives both insured people, they share the death proceeds equally, unless you have told us otherwise. If none of your policy beneficiaries has survived both insured people, we pay the death proceeds to you or to your estate, as owner.

Once you tell us who the beneficiary(ies) is/are, we keep this information on file. You may name a new beneficiary(ies) any time before the second death of the insured people. We pay the death proceeds to the most recent beneficiary(ies) whom you have named.
We do not make multiple payments.

COLLATERAL ASSIGNMENT

You may assign your policy as security by sending written notice to us. After we record the assignment, your rights as owner and the beneficiary's(ies') rights (unless the beneficiary(ies) were made an irrevocable beneficiary(ies) under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid.

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Variable Last Survivor                 42

INCONTESTABILITY

After your policy has been in force while both insured people are alive for two years from your policy date, we will not question the validity of the statements in your application. After your policy has been in force while both insured people are alive for two years from the effective date of any new segment or from the effective date of an increase in any other benefit, we will not contest the statements in your application for the new segment or other increase.

After this policy has been in force while both insured people are alive for two years from the effective date of any reinstatement, we will not contest the statements in your application for reinstatement.

MISSTATEMENTS OF AGE OR GENDER

If either insured person's age or gender has been misstated, we adjust the death benefit. We adjust death benefits to the amount which would have been purchased for each insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your account value on the last monthly processing date before the second death of the insured people, or as otherwise required by state law.

SUICIDE

If either insured person commits suicide, while that insured person is sane or insane within two years of your policy date, as required by state law, we will make a limited death benefit payment to the beneficiary(ies). We will pay in one sum:

     1.  the total of all premiums paid to the time of death; minus

     2.  the amount of outstanding policy loans and accrued loan interest; minus

     3. any partial withdrawals you have taken, unless state law requires otherwise.

We make a limited payment to the beneficiary(ies) for a new segment or other increase if the second death of the insured people is due to suicide, while that insured person is sane or insane within two years of the effective date of a new segment, or within two years of an increase in any other benefit, as required by state law. The limited payment we make is equal to the cost of insurance and monthly expense charges which were deducted for such increase.

TRANSACTION PROCESSING

Generally, within seven days of when we receive all information required to process a payment, we pay:
     o   death proceeds;
     o   net cash surrender value upon surrender;
     o   partial withdrawals; and
     o   loan proceeds.

We may delay processing these transactions if:
     o   the NYSE is closed for trading;
     o   trading on the NYSE is restricted by the SEC;
     o there is an emergency so that it is not reasonably possible to sell securities in the variable divisions or to determine the value of an investment division's assets; or
     o a governmental body with jurisdiction over the separate account allows suspension by its order.

Any SEC rules and regulations that apply determine whether or not these conditions exist.

We execute transfers among the variable divisions as of the valuation date of our receipt of your request at our customer service center.

We determine death proceeds as of the date of the second death of the insured people. The death proceeds are not affected by changes in the value of the variable divisions after the second death of the insured people. We pay interest at our stated rate (or at a higher rate if required by law) from the date of the second death of the insured people to the date of payment.

We may delay payment from our guaranteed interest division for up to six months, unless state law requires otherwise, of:
     o   surrender proceeds;
     o   withdrawal amounts; or
     o   loan amounts.

We pay interest at our declared rate (or at a higher rate if required by law) from the date we receive the request if we delay payment more than 30 calendar days.

NOTIFICATION AND CLAIMS PROCEDURES

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us.  We are not

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Variable Last Survivor                 43
liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy change, or at the time of surrender.

If an insured person dies while your policy is in force, please let us or your registered representative know as soon as possible. We will immediately send you instructions on how to make a claim upon the second death of the insured people, or at either insured person's death if you have a single life term rider. As proof of a deceased insured person's death, we may require you to provide proof of the deceased insured person's age, and a certified copy of the deceased insured person's death certificate.

The beneficiary(ies) and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information about the deceased insured person. This information may include medical records of doctors and hospitals used by the deceased insured person.

TELEPHONE PRIVILEGES

Telephone privileges are automatically provided to you. If you do not wish to have this feature, contact our customer service center. Telephone privileges allow you to call our customer service center to:
     o   make transfers;
     o   change premium allocations;
     o change features in your dollar cost averaging and automatic rebalancing programs;
     o   request partial withdrawals; or
     o   request a policy loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:

     1.  requiring some form of personal identification;

     2.  providing written confirmation of any transactions; and

     3.  tape recording telephone calls.

By accepting automatic telephone privileges, you authorize us to record your telephone calls to us. If we use reasonable procedures to confirm instructions, we are not liable for losses due to unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

NON-PARTICIPATION

Your policy does not participate in the surplus earnings of Security Life.

DISTRIBUTION OF THE POLICIES

The principal underwriter (distributor) for our policies is ING America Equities, Inc. ING America Equities, Inc. is a wholly owned subsidiary of Security Life. It is registered as a broker-dealer with the SEC and the NASD. We pay ING America Equities, Inc. for acting as the principal underwriter under a distribution agreement.

We sell our policies through registered representatives of other broker-dealers including, but not limited to:

     1. VESTAX Securities Corporation, a subsidiary of ING America Insurance Holdings, Inc.;

     2. Locust Street Securities, Inc., an affiliate of Security Life of Denver Insurance Company; and

     3. Multi-Financial Services, Inc., an affiliate of Security Life of Denver Insurance Company.

     4. IFG Network Securities, Inc., a subsidiary of Investors Financial Group, Inc., which is a subsidiary of ING America Insurance Holdings, Inc.

These broker-dealers have entered into selling agreements with us. They are registered with the SEC and the NASD. State insurance officials also license the registered representatives to sell our variable life policies.

Under these selling agreements, we pay a distribution allowance to other broker-dealers, who then pay commissions to the registered representative who sells this policy. The distribution allowance may be up to 90.0% of the first target premium that you pay. For premiums that you pay over your first target premium, the distribution allowance may be up to 5.0% in policy years one through five, and up to 2.0% after the fifth policy year.

Broker-dealers may receive annual renewal payments of up to 0.2% of the net account value in policy years five through twenty.


--------------------------------------------------------------------------------

Variable Last Survivor                 44

Compensation arrangements may vary among broker-dealers and depend on particular circumstances. In addition to the above-described compensation, we may pay:
     o   override payments;
     o   expense allowances;
     o   bonuses;
     o   special marketing fees;
     o   wholesaler fees and marketing allowances; and
     o   training allowances.

Under our sales incentive programs, to the extent permitted by law, registered representatives who meet set production levels may qualify to receive other compensation such as:
     o   expense-paid trips;
     o   expense-paid educational seminars; and
     o   merchandise.

We pay the distribution allowance from our own resources which includes sales charges deducted from premiums and surrender charges.

SETTLEMENT PROVISIONS

You may elect to have the beneficiary(ies) receive the death proceeds other than in one payment. If you make this election, you must do so before the second death of the insured people. If you have not made this election, the beneficiary(ies) may do so within 60 days after we receive proof of the second death of the insured people.

You may take your net cash surrender value in other than one payment.

The investment performance of the variable divisions does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. A periodic payment must be at least $20. Currently, these alternate payment options are available if the proceeds are $2,000 or more.


Option I:    PAYOUTS FOR A DESIGNATED PERIOD: Payout payments may be made monthly, quarterly, semi-annually, or annually.

             These payments may last for a period from five to thirty years. The installment dollar amounts are equal except for any excess interest. Settlement Option Table I in your policy shows the amount of the first monthly payout for each $1,000 of account value applied.

Option II:   LIFE INCOME WITH PAYOUTS GUARANTEED FOR A DESIGNATED PERIOD: Payout
             payments may be made monthly, quarterly, semi-annually, or annually.

             We make these payments throughout the lifetime of the person receiving the payment, or if longer for guaranteed periods of five, ten, fifteen, or twenty years. You may choose the length of time to receive the guaranteed payments. If you choose a longer guaranteed period, this will decrease the amount of your periodic payments.

             The installment dollar amounts are equal except for any excess interest. The Settlement Option Table II in your policy shows the amount of the first monthly payout for each $1,000 of account value applied. This option is available only for the insured people's ages shown in this table.

Option III:  HOLD AT INTEREST: Amounts may be left on deposit with us to be paid at the death of the person you choose to receive the payment, or at a chosen earlier date. We will pay interest at our declared rate on any unpaid balance (or at a higher rate if required by law). You may choose interest to be accumulated or be paid monthly, quarterly, semi-annual, or annual basis.

             You may not leave money on deposit for more than 30 years.



--------------------------------------------------------------------------------

Variable Last Survivor                 45

Option IV:   PAYOUTS OF A DESIGNATED AMOUNT: Payouts will be made until proceeds, including interest, are exhausted. Interest is at a rate we declare (or at a higher rate as required by law). Payout payment choices are on a monthly, quarterly, semi-annual, or annual basis.

Option V:    OTHER: You, as owner, may ask us to apply money under any options we offer at the time we pay the benefit.

The beneficiary(ies) or other person (successor to the beneficiary(ies)) who has the right to receive payments may name someone else to receive amounts that we would otherwise pay to the beneficiary's(ies') estate if he/she/they die(s). The person who has the right to receive payment may name another person, at any time. Designating another person to receive payment may have income, gift or estate tax consequences. Consult a professional tax adviser before making this designation.

We must approve an arrangement that involves someone who is to receive payment who is not a human being (for example, a corporation). We must approve a situation involving a person who is to receive payment while acting on behalf of another, called a fiduciary. We base the details of all arrangements on our rules at the time the arrangements are effective. This includes rules on the:
     o   minimum amount we pay under an option;
     o   minimum amounts for installment payments;
     o   withdrawal rights;
     o right to receive payments over time, which we may offer as a lump sum payment;
     o naming of people who have the right to receive payment and their successors; and
     o   proof of age and survival.


ADMINISTRATIVE INFORMATION ABOUT THE POLICY

VOTING PRIVILEGES

We invest the variable divisions' assets in shares of investment portfolios. We are the legal owner of the shares held in the variable account and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus, or issues requiring a vote by shareholders under the Investment Company Act of 1940. Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your account value. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each investment portfolio's shares have the right to one vote. The votes of all investment portfolios are cast together on a collective basis, except on issues for which the interests of the portfolios differ. In these cases, voting is done on a portfolio-by-portfolio basis.

Examples of issues that require a portfolio-by- portfolio vote are:

     1. changes in the fundamental investment policy of a particular investment portfolio; or

     2.  approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of investment portfolio shareholders. We vote any investment portfolio shares that are not attributable to policies, and any investment portfolio shares for which the owner does not give us instructions, the same way we vote as if we did receive owner instructions.

We reserve the right to vote investment portfolio shares without getting instructions from policy owners if the federal securities laws, regulations, or their interpretations change to allow this.

You may only instruct us on matters relating to the investment portfolios corresponding to divisions in which you have invested assets as of the record date set by the investment portfolio's Board for the portfolio's shareholders meeting. We determine the number of investment portfolio shares in each division that we attribute to your policy by dividing your account value allocated to that division by the net asset value of one share of the matching investment portfolio.

MATERIAL CONFLICTS

We are required to track events to identify any material conflicts arising from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the investment portfolios, Security Life, and other insurance companies participating in the investment portfolios,

--------------------------------------------------------------------------------

Variable Last Survivor                 46
have this same duty. There may be a material conflict if:
     o   state insurance law or federal income tax law changes;
     o   investment management of an investment portfolio changes; or
     o voting instructions given by owners of variable life insurance policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or between certain classes of owners, and these retirement plans or participants in these retirement plans.

If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require us, we may ignore voting instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

Under the Investment Company Act of 1940, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable divisions. We cast votes credited to amounts in the variable divisions, but not credited to policies in the same proportion as votes cast by owners.

RIGHT TO CHANGE OPERATIONS

Subject to state limitations, we may from time to time make any of the following changes to our separate account.

     1.  Change the investment objective.

     2. Offer additional divisions which will invest in portfolios we find appropriate for policies we issue.

     3.  Eliminate variable divisions.

     4.  Combine two or more variable divisions.

     5. Substitute a new investment portfolio for a portfolio in which the division currently invests. A substitution may become necessary if, in our judgment:
         o    a portfolio no longer suits the purposes of your policy;
         o    there is a change in laws or regulations;
         o there is a change in a portfolio's investment objectives or restrictions;
         o    the portfolio is no longer available for investment; or
         o    another reason we deem a substitution is appropriate.

     6. Transfer assets related to your policy class to another separate account.

     7.  Withdraw the separate account from registration under the 1940 Act.

     8. Operate the separate account as a management investment company under the 1940 Act.

     9. Cause one or more divisions to invest in a mutual fund other than, or in addition to, the investment portfolios.

     10. Stop selling these policies.

     11. End any employer or plan trustee agreement with us under the agreement's terms.

     12. Limit or eliminate any voting rights for the separate account.

     13. Make any changes required by the 1940 Act, or its rules or regulations.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you then wish to transfer the amount you have in the affected division to another variable division, or to the guaranteed interest division, you may do so free of charge. Just notify us at our customer service center.

REPORTS TO OWNERS

At the end of each policy year we send a report to you that shows:
     o your total policy death benefit (your stated death benefit plus adjustable term insurance

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Variable Last Survivor                 47
         rider death benefit, if any);
     o   your account value;
     o   your policy loans, if any, plus accrued interest;
     o   your net cash surrender value;
     o   information about the variable divisions; and
     o your account transactions during the previous year showing net premiums, transfers, deductions, loans, or withdrawals.

We also send semi-annual reports with financial information on the investment portfolios, including a list of the investment holdings of each portfolio to you.

We send confirmation notices to you throughout the year for certain policy transactions.


CHARGES, DEDUCTIONS AND REFUNDS

The amount of a charge may not exactly correspond to the cost incurred by us to provide the service or benefits associated with the particular policy. Many charges are not at "cost". For example, the sales charges may not cover all of the sales and distribution expenses actually incurred by us. Proceeds from other charges, including the mortality and expense risk charge or cost of insurance charges, may be used in part to cover such expenses.


DEDUCTIONS FROM PREMIUMS

We consider any payment we receive to be a premium if the younger insured person's 100th birth date has not occurred and you do not have an outstanding loan. After we deduct certain expenses from your premium payment, we add the remaining net premium to your account value.

TAX CHARGES

We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, state and local taxes range from 0.5% to 5.0% with some states not imposing these types of taxes. We currently deduct an amount equal to 2.5% of each premium payment you make to cover these taxes. The 2.5% rate approximates the average tax rate we expect to pay in all states. We also currently deduct an amount equal to 1.5% of each premium payment you make to cover our estimated costs for the federal income tax treatment of deferred acquisition costs. This cost is determined solely by the amount of life insurance premiums we receive.

We reserve the right to increase or decrease your premium expense charge for taxes as a result of changes in the tax law, within limits set by state law. We also reserve the right to increase or decrease your premium expense charge for the federal income tax treatment of deferred acquisition costs based on any change in that cost to us.

SALES CHARGE

We deduct a percentage from each of your premium payments to compensate us for the costs we incur in selling the policies. We base the percentage on the time expired since your policy date or addition of a segment and on your premium up to and above a target premium:


                           Sales Charge Percentage
                           -----------------------
                      Up to Segment       Above Segment
   Segment               Target              Target
     Year                Premium             Premium
   -------               -------             -------
    1 - 5                 5.5%                 2%
     6 +                   2%                  2%

To determine your applicable sales charge, premiums you pay after an increase in stated death benefit are allocated to your policy segments in the same proportion as the target premium for each segment bears to the sum of the target premium for all segments.

The sales charge covers the costs of distribution, preparing our sales literature, promotional expenses, and other direct and indirect expenses. The amount charged is not specifically related to sales expenses in a particular year.

We may reduce or waive the sales charge for certain group or sponsored arrangements or for corporate purchasers.


DAILY DEDUCTIONS FROM THE VARIABLE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE

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Variable Last Survivor                 48

We deduct a charge each day for the mortality and expense risks we assume. This charge is 0.002055% per day of the amount you have in the variable divisions. This is an annual rate of 0.75%.

The mortality risk we assume is that insured people, as a group, may live less time than we estimated. We assume risk that expenses we incur in issuing and administering the policies and in operating the variable divisions are greater than the amount we estimated when we set these charges.

The mortality and expense risk charge does not apply to your account value which is invested in the guaranteed interest division or the loan division.


MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE

We deduct charges from your account value on each monthly processing date. On or after November 1, 1999, when you apply for a policy or later, you may designate a single withdrawal investment division from which we will take your monthly deductions. You may choose to have us withdraw the monthly deduction from the guaranteed interest division or the variable divisions in which you have amounts. You may not use the loan division as your designated withdrawal investment division from which to deduct monthly deductions.

If you do not choose a withdrawal investment division from which to deduct monthly deductions, or if the amount you have in your designated withdrawal investment division is not enough to cover the monthly deductions, these charges are taken from the variable and guaranteed interest divisions in the same proportion that your account value in each division has to your total net account value as of the monthly processing date.

If you change your designated withdrawal investment division from which to deduct monthly deductions, we consider this an allocation change.


                                              VARIABLE DIVISIONS FROM
                                              WHICH WE DEDUCT CHARGES



                      MONTHLY CHARGES: COST OF INSURANCE                                         LOANS AND
                 CHARGES, RIDER CHARGES, ADMINISTRATION FEES      TRANSACTION FEES          PARTIAL SURRENDERS
--------------- ----------------------------------------------  --------------------- -------------------------------

    Default          Pro-rata                                         Pro-rata             Pro-rata
--------------- ----------------------------------------------  --------------------- -------------------------------
    Choice           May choose one fund, including GID               Pro-rata             May choose any fund or
                                                                                           combination of funds
--------------- ----------------------------------------------  --------------------- -------------------------------


POLICY CHARGE

The initial policy charge is $15 per month for the first ten years of your policy. After the first ten years of your policy, the policy charge is $9 per month. This charge compensates us for such costs as:
     o   application processing;
     o   medical examinations;
     o   establishment of policy records; and
     o   insurance underwriting costs.

MONTHLY ADMINISTRATIVE CHARGE

For this policy, we charge a per month administrative charge of no less than $0.07 and no more than $0.095 per $1,000 for the greater of the stated death benefit, or the target death benefit, for the first ten policy years. We charge $0.023 per $1,000 for each policy year after the tenth for the greater of the stated death benefit or the target death benefit. The exact per $1,000 charge for your policy is based on the insured people's issue ages and policy duration.

This charge is designed to compensate us for ongoing costs such as:
     o   premium billing and collections;
     o   claim processing;
     o   policy transactions;
     o   record keeping;
     o   reporting and communications with policy

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Variable Last Survivor                 49
         owners; and
     o   other expenses and overhead.

COST OF INSURANCE CHARGE

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that are more than your account value at the second death of the insured people.

The cost of insurance charge is based in part on the risk class to which the insured people belong. The cost of insurance charge is equal to our current monthly cost of insurance rate times the net amount at risk for each portion of your death benefit. We calculate the net amount at risk monthly, at the beginning of each policy month. We determine your account value after we deduct your policy and rider charges due on that date, and other cost of insurance charges for the base death benefit, adjustable term insurance rider and single life term riders.

If your base death benefit at the beginning of a month increases (due to requirements of the federal income tax law definition of life insurance), the net amount at risk for your base death benefit for that month also increases. Similarly, the net amount at risk for your adjustable term insurance rider decreases. This means that the amount of your cost of insurance charge varies from month to month with changes in your net amount at risk, changes in the death benefit and with the increasing age of the insured people. We allocate the net amount at risk to any segments in the same proportion that each segment has to the total stated death benefit for all coverage segments as of the monthly processing date.

We base your cost of insurance rates on the insured people's ages, genders, ratings and premium classes on the policy for each segment date, or on the date you add a base coverage segment.

Separate cost of insurance rates apply to:
     o   each segment of the base death benefit;
     o   your adjustable term insurance rider; and
     o   single life term riders.

These rates are never more than the guaranteed maximum rates shown in your policy; however, they may change from time to time. The guaranteed maximum rates are based on the 1980 Commissioner's Standard Ordinary Sex Distinct
Mortality Table.

There are no cost of insurance charges after the younger insured person's 100th birth date.

GUARANTEED MINIMUM DEATH BENEFIT CHARGE

If you choose the guaranteed minimum death benefit feature, we currently charge $0.005 per $1,000 of stated death benefit each month during the guarantee period. We guarantee it never to exceed $0.005 per $1,000 of death benefit.

CHARGES FOR ADDITIONAL BENEFITS

On each monthly processing date, we deduct the cost of additional benefits under your riders, including the adjustable term insurance rider and the single life term rider. SEE ADDITIONAL BENEFITS, PAGE 28.

CHANGES IN MONTHLY CHARGES

Changes we make in the cost of insurance charges or charges for additional benefits are for a class of insured persons. We base the new charge on changes in expectations about:
     o   investment earnings;
     o   mortality;
     o   the time policies remain in effect;
     o   expenses; and
     o   taxes.

New monthly charges will never be more than the guaranteed maximum rates shown in your policy.

CONTINUATION OF COVERAGE ADMINISTRATIVE FEE

At the younger insured person's 100th birth date, if your policy has not been surrendered, the continuation of coverage period begins. We will charge a one-time administrative fee of $400. This charge compensates us for maintaining and servicing your policy until the second death of the insured people. We then no longer charge you a monthly administrative fee.


POLICY TRANSACTION FEES

We also charge fees for certain transactions you may make under your policy. We take these fees from the variable and the guaranteed interest divisions in the same proportion that your account value in each division has to your net account value immediately after the transaction.

PARTIAL WITHDRAWALS


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Variable Last Survivor                 50

For our costs, we charge a service fee of $25 against your account value for each partial withdrawal you take. We may also deduct a surrender charge from your account value. SEE PARTIAL WITHDRAWALS, PAGE 37.

TRANSFERS

There is a $25 fee for each additional transfer over twelve per policy year. If you include multiple transfers in one transfer request, it counts as one transfer. There is no transfer fee if you are transferring your account value into the guaranteed interest division under the right to exchange feature in your policy. SEE TRANSFERS OF ACCOUNT VALUES, PAGE 34, AND RIGHT TO EXCHANGE POLICY, PAGE 31.

ILLUSTRATIONS

The first policy illustration you request in a policy year is free. After that, we may charge a fee of up to $25 for each additional policy illustration you request.

ALLOCATION CHANGE

You may make five free premium allocation changes per policy year. After the five free premium allocation changes, we charge you $25 for each additional premium allocation change per policy year.


PERSISTENCY REFUND

Where state law allows us, we pay long-term policy owners a persistency refund. Each month your policy remains in force after your tenth policy anniversary, we credit your account value with a refund. This refund equals 0.6% of your account value on an annual basis. On a monthly basis, this equals 0.05%.

We do not guarantee that we will pay a persistency refund on the guaranteed interest division.

We add the persistency refund to the variable and guaranteed interest divisions in the same proportion that your account value in each division has to your net account value as of the monthly processing date. If we pay a persistency refund on the guaranteed interest division, we will pay it to you if your policy is in the continuation of coverage period.

Here are two examples of how the persistency refund may affect your account value each month:

EXAMPLE 1:  YOUR POLICY HAS NO LOAN:

     o   account value = $10,000 (all in the variable divisions)

     o   monthly persistency refund rate = .0005

     o   persistency refund = 10,000 x .0005 = $5.00


                 Before             After
                 Persistency        Persistency
                 Refund             Refund
                 ------             ------
Variable
divisions        $10,000.00         $10,005.00

EXAMPLE 2:  YOUR POLICY DOES HAVE A LOAN:

     o   account value = $10,000

     o   account value in the variable divisions = $6,000

     o   account value in the loan division = $4,000

     o   monthly persistency refund rate = .0005

     o   persistency refund = 10,000 x .0005 = $5.00


                  Before            After
                  Persistency       Persistency
                  Refund            Refund
                  ------            ------
Variable
divisions         $6,000.00         $6,005.00

Loan              $4,000.00         $4,000.00


SURRENDER CHARGE

We may deduct a surrender charge from your account value during the first nine years of your policy or coverage segment if you:
     o   surrender your policy;
     o   reduce your stated death benefit;
     o   allow your policy to lapse; or
     o take a partial withdrawal which decreases your stated death benefit during the first nine years of your policy or during the first nine years of your policy after you increase your stated death benefit.

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Variable Last Survivor                 51

The surrender charge compensates us for issuing and distributing policies. We deduct surrender charges proportionately based on the account value in each investment division in which you have amounts invested immediately following the transaction.

If you change your death benefit option, this may decrease your stated death benefit. Under these circumstances, we do not deduct a surrender charge from your account value, and we do not reduce future surrender charges.

If you change your death benefit option, this may increase the stated death benefit. We do not increase your surrender charge in this case. However, all other increases in your stated death benefit create a new segment which will be subject to its own nine year surrender charge period.

If your surrender charge changes, we send you a new schedule showing the change.

The surrender charge remains level for the first five years of each coverage segment and then decreases through the ninth year. Thereafter, the surrender charge is zero. For purposes of calculating surrender charges, target premium is premium attributable to base death benefit coverage.

SURRENDER CHARGES AS A PERCENTAGE OF SURRENDER TARGET PREMIUM


   JOINT EQUIVALENT AGE       YEARS 1 - 5           YEAR 6             YEAR 7             YEAR 8              YEAR 9
   --------------------       -----------           ------             ------             ------              ------
         15 - 78                  100%                80%                60%                40%                20%
            79                     93%                80%                60%                40%                20%
            80                     85%                70%                55%                40%                20%
            81                     78%                65%                50%                35%                20%
            82                     72%                60%                45%                30%                20%
            83                     65%                50%                40%                30%                20%
            84                     60%                45%                35%                25%                15%
            85                     54%                40%                30%                20%                10%


You should review the surrender charge table in the schedule pages of your policy for your specific surrender charge amount each year.

If you increase your stated death benefit (other than by a death benefit option change), we will send a new schedule page to you. You should attach this new page to your policy. In some instances, we may ask you to send your policy to us so that we can make this change for you.


FEES AND EXPENSES OF THE INVESTMENT PORTFOLIOS

The variable account purchases shares of the investment portfolios at net asset value. This price reflects investment management fees and other direct expenses that are deducted from the portfolio assets. The following table describes these investment management fees and other direct expenses of the investment portfolios.


--------------------------------------------------------------------------------

Variable Last Survivor                 52


INVESTMENT PORTFOLIO ANNUAL EXPENSES (AS A PERCENTAGE OF PORTFOLIO AVERAGE NET ASSETS) /1/




                                                                Investment                         Total Portfolio
                         Portfolio                            Management Fees    Other Expenses        Expenses

A I M VARIABLE INSURANCE FUNDS, INC.
AIM V.I. - Capital Appreciation
AIM V.I. - Government Securities
THE ALGER AMERICAN FUND
Alger American Growth Portfolio
Alger American Leveraged AllCap Portfolio
Alger American MidCap Growth Portfolio
Alger American Small Capitalization Portfolio
FIDELITY VARIABLE INSURANCE PRODUCTS FUND
VIP Growth Portfolio
VIP Money Market Portfolio
VIP Overseas Portfolio
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
VIP II Asset Manager Portfolio
VIP II Index 500 Portfolio
INVESCO VARIABLE INVESTMENT FUNDS, INC.
INVESCO VIF - Equity Income Fund
INVESCO VIF - High Yield Fund
INVESCO VIF - Small Company Growth Fund
INVESCO VIF - Total Return Fund
INVESCO VIF - Utilities Fund
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST /2/
Growth Portfolio
Limited Maturity Bond Portfolio
Partners Portfolio
VAN ECK WORLDWIDE INSURANCE TRUST
Worldwide Bond Fund
Worldwide Emerging Markets Fund
Worldwide Hard Assets Fund
Worldwide Real Estate Fund

--------------------------------------------------------------------------------

Variable Last Survivor                 53

/1/ The investment portfolios provided this portfolio expense information. We have not independently verified this information. These portfolio expenses are not direct charges against division assets or reductions from contract values. Rather, we factor these portfolio expenses when computing each underlying portfolio's net asset value. We use the share price to calculate the unit values of the divisions. For a more complete description of the portfolios' costs and expenses, see the prospectuses for the portfolios.

/2/ We have agreements with the investment portfolio advisers under which we receive certain fees in return for providing certain services. These fees are commonly known as 12(b)(1) fees. These fees are usually charged by the advisers to the investment portfolios, but are in some cases absorbed by the investment portfolio.

--------------------------------------------------------------------------------

Variable Last Survivor                 54

GROUP OR SPONSORED ARRANGEMENTS OR CORPORATE PURCHASERS

Individuals, corporations or other institutions may purchase this policy. For group or sponsored arrangements (including our home office employees), corporate purchases, or special exchange programs which we may offer from time to time, we may reduce or waive the:
     o surrender charge, including the surrender charge on partial withdrawals;
     o   length of time a surrender charge applies;
     o   administrative charge;
     o   minimum stated death benefit;
     o   minimum target death benefit;
     o   minimum annual premium;
     o   target premium;
     o   sales charges;
     o   cost of insurance charges; or
     o   other charges normally assessed.

We can reduce or waive these items due to expected economies under a group or sponsored arrangement or with a corporate purchaser. Group arrangements include those in which there is a trustee, an employer or an association. The group either purchases policies covering a group of individuals on a group basis or endorses a policy to a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer policies to its employees or members on an individual basis.

Our sales, administration and mortality costs generally vary with the size and stability of the group, among other factors. We take all these factors into account when we reduce charges. A group or sponsored arrangement must meet certain requirements to qualify for reduced charges. We make reductions to charges based on our rules in effect when we approve a policy application form. We may change these rules from time to time.

Sponsored arrangements or corporations may have different group premium payments and premium requirements.

We will not be unfairly discriminatory in any variation in the surrender charge, administrative charge, or other charges, fees and privileges. These variations are based on differences in costs or services.


OTHER CHARGES

Under current law, we pay no tax on investment income and capital gains included in variable life insurance policy reserves. This means that no charge is currently made to any variable division for our federal income taxes. If the tax law changes and we have federal income tax chargeable to the variable divisions, we may make such a charge in the future.

In most states, we must pay state and local taxes. If these taxes increase, we may charge for such taxes.


TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.


TAX STATUS OF THE POLICY

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Specifically, the policy must meet the requirements of the "Guideline Premium/Cash Value Corridor Test," as specified in Code section 7702.

The Guideline Premium/Cash Value Corridor Test provides for a maximum premium in relation to the death benefit, and a minimum "corridor" of death benefit in relation to account value. SEE APPENDIX B, PAGE 69 FOR A TABLE OF THE GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST FACTORS.

There is very little guidance with respect to policies issued on a last survivor basis, however, we believe it is reasonable to conclude that our policies satisfy the

--------------------------------------------------------------------------------

Variable Last Survivor                 55
applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.


DIVERSIFICATION REQUIREMENTS

In addition to meeting the Code Section 7702 Guideline Premium/Cash Corridor Test, Code Section 817(h) requires separate account investments, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable division must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Our variable divisions' investment portfolios have promised they will meet the diversification standards that apply to your policy.

In certain circumstances, you, as owner of a variable life insurance contract, may be considered the owner for federal income tax purposes of the separate account assets used to support your contract. Any income and gains from the separate account assets are includable in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if the contract owner has "indicia of ownership" in those assets. "Indicia of ownership" includes the ability to exercise investment control over the assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in the Treasury's regulations or rulings that it expects to issue. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets or to otherwise qualify your policy for favorable tax treatment.

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.


TAX TREATMENT OF POLICY DEATH BENEFITS

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under section 10(a)(1) of the Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Generally, the policy owner will not be taxed on any of the policy cash value until there is a distribution. When distributions from a policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.


MODIFIED ENDOWMENT CONTRACTS

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts," and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent advisor to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.


--------------------------------------------------------------------------------

Variable Last Survivor                 56

MULTIPLE POLICIES

All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in the policy owner's income when a taxable distribution occurs.


DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

     1. All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

     2. Loans taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

     3. A 10.0% additional income tax penalty may be imposed on distribution amount subject to income tax. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.


DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are reduced during the first fifteen policy years, may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a policy that is not a modified endowment contract are generally not treated as distributions. However, the tax consequences of a loan from such a policy after the ninth policy year are uncertain. You should consult a tax adviser as to such consequences. Finally, neither distributions from, nor loans from or secured by, a policy that is not a modified endowment contract are subject to the 10.0% additional income tax.


INVESTMENT IN THE POLICY

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy other than a policy loan, your investment in the policy is reduced by the amount of the distribution that is tax free.


POLICY LOANS

In general, interest on a policy loan will not be deductible. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.


SECTION 1035 EXCHANGES

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy, or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.


TAX-EXEMPT POLICY OWNERS

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-

--------------------------------------------------------------------------------

Variable Last Survivor                 57
exempt status of the entity and the possibility of the unrelated business income tax.


POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.


CHANGES TO COMPLY WITH THE LAW

So that your policy continues to qualify as life insurance under the Code, we reserve the right to refuse to accept all or part of your premium payments, or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may:
     o   make changes to your policy or its riders; or
     o take distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies. We will give you advance notice of this change.

The tax law limits the amount we can charge for mortality costs and other expenses used to calculate whether your policy qualifies as life insurance for federal income tax purposes. We must base these calculations on reasonable mortality charges and other charges reasonably expected to be paid. The Treasury issued proposed regulations on what it considers reasonable mortality charges. We believe that the charges used for your policy should meet the Treasury's current requirement for "reasonableness." We reserve the right to make changes to the mortality charges if future regulations have standards which make changes necessary in order to continue to qualify your policy as life insurance for federal income tax purposes.

Additionally, assuming that you do not want your policy to be or to become a modified endowment contract, we include a policy endorsement under which we have the right to amend your policy, including riders. We do this to attempt to enable your policy to continue to meet the seven-pay test for federal income tax purposes. If the policy premium you pay is more than the seven-pay limit, we have the right to remove any excess premium or to make any appropriate adjustments to your policy's account value and death benefit. It is not clear, however, whether we can take effective action pursuant to this endorsement under all possible circumstances to prevent a policy that has exceeded the premium limitation from being classified as a modified endowment contract.

Any increase in your death benefit will cause an increase in your cost of insurance charges.


OTHER

Policy owners may use our policies in various arrangements, including:
     o   qualified plans;
     o   non-qualified deferred compensation or salary continuance plans;
     o   split dollar insurance plans;
     o   executive bonus plans;
     o   retiree medical benefit plans; and
     o   other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to

--------------------------------------------------------------------------------

Variable Last Survivor                 58
a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

YOU SHOULD CONSULT QUALIFIED LEGAL OR TAX ADVISERS FOR COMPLETE INFORMATION ON FEDERAL, STATE, LOCAL, AND OTHER TAX CONSIDERATIONS.

ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES, AND ACCUMULATED PREMIUMS


The following tables are intended to show how the policy works. This includes how benefits and values can vary over a long period of time. Each table also compares these values with total premiums paid with interest. The policies illustrated include:


                                                              Definition
                                                   Death        of Life          Stated                           Target
                             Tobacco User         Benefit      Insurance          Death                            Death
   Gender        Age            Status             Option         Test           Benefit         Premium          Benefit
   ------        ---            ------             ------         ----           -------         -------          -------
    Male          50       Non-tobacco User          1             GP           1,000,000        $12,500         1,000,000
                               Preferred
   Female         50       Non-tobacco User
                               Preferred

The tables show how death benefits, account values, and cash surrender values of a hypothetical policy could vary over an extended period of time, assuming the variable divisions had constant hypothetical gross annual investment returns of 0.0%, 6.0%, or 12.0% over the periods indicated in each table. Various expenses of the investment portfolios were voluntarily absorbed by the portfolio's investment manager. Absent such reimbursement, the fees and expenses used in this illustration would be higher.

We have agreements with the investment portfolio advisers under which we receive certain fees in return for providing certain services. These fees are commonly known as 12(b)(1) fees. These fees are usually charged by the advisers to the investment portfolios, but are in some cases absorbed by the investment portfolio.

Values would differ from those shown in the tables if the annual investment returns were not constant.

These illustrations assume there are no policy loans. The amounts shown would differ if we had used two females or two males.

The third column of each table shows what would happen if an amount equal to the assumed premiums earned interest, after taxes, of 5.0% compounded annually.

We illustrate premium payments as if they were made at the beginning of the year.

The difference between the account value and the cash surrender value in the first nine years of the policy shows the effect of the surrender charge.

The net investment return on your policy is lower than the gross investment return on the variable divisions. We show this effect in the amounts for death benefits, account values and cash surrender values. This effect is due to deductions from premiums, the mortality and expense risk charge, monthly deductions, cost of insurance rider

--------------------------------------------------------------------------------

Variable Last Survivor                 59
charges, and surrender charges. The tables show charges at our current rates. SEE MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE, PAGE 49. The tables also show charges at the maximum rates we guarantee in our policies. The mortality and expense risk investment fee is 0.75% annually on a guaranteed basis. These illustrations show current rates, which include a persistency refund of 0.6% of the annual account value beginning after the tenth policy anniversary.

The tables also reflect the effect on each division's investment performance of the portfolio charge for management fees and portfolio expenses.

The tables reflect annual management fees of 0.7126% of the portfolios' aggregate average daily net assets. This hypothetical rate is a simple average of the investment advisory fees applying to the investment portfolios for the year ending December 31, 1998. We assume other portfolio expenses at the rate of 0.1939% of the portfolios' average daily net assets. This is an average of all the portfolios' other expenses for the year ending December 31, 1998. These charges total 0.9065%. Actual fees vary by portfolio. The sponsor may have agreements to waive or otherwise pay each investment division for operating expenses which are greater than certain limits. The tables assume that the current expense reimbursement arrangements will continue. However, they may not continue.

The effect of these charges and expenses, and mortality and expense risk charges results in a net rate of return of:
     o   (1.53)% on a 0% gross rate of return;
     o   4.42% on a 6% gross rate of return; and
     o   10.38% on a 12% gross rate of return.

The tables assume that charges have been deducted. This includes administrative and sales charges. The tables show that we do not currently charge against the variable account for state or federal taxes. If we charge for the taxes in the future, it will take a higher gross rate of return than the rates shown to produce the same death benefits, account values, and cash surrender values.

If we are asked to do so, we will give you a comparable personal illustration based on:
     o   the insured people's ages and genders;
     o   standard premium class assumptions;
     o   initial stated death benefit;
     o   the chosen death benefit option;
     o   scheduled premiums consistent with your policy form; and
     o   special features elected on your policy.

At issue, we deliver an individualized illustration showing the scheduled premium you chose and the insured people's actual risk classes. After we issue the policy, if you ask us to, we will give you an illustration of future policy benefits. We base these hypothetical future benefits on both guaranteed and current cost factor assumptions and actual account value.

--------------------------------------------------------------------------------

Variable Last Survivor                 60



PROSPECT:  INSURED PERSON NO. 1'S NAME
MALE 50 NON-TOBACCO USER                                                                         PRESENTED BY:
INSURED PERSON NO. 2'S NAME
FEMALE 50 NON-TOBACCO USER
                                  SECURITY LIFE
                      VARIABLE LAST SURVIVOR UNIVERSAL LIFE

STATED DEATH BENEFIT:  $1,000,000                                                                             DEATH BENEFIT OPTION 1
                                                                                                         ANNUAL PREMIUM:  $13,000.00
                                                                                          GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

                                  SUMMARY PAGE

                           ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                 -----------0.00%--------   ---------12.00%---------   -----------6.00%----------
                   PREMIUM               CASH                         CASH                           CASH
                 ACCUMULATED   ACCOUNT   SURR    DEATH     ACCOUNT    SURR      DEATH     ACCOUNT    SURR      DEATH
YEAR   PREMIUMS      AT 5%      VALUE    VALUE   BENEFIT   VALUE      VALUE    BENEFIT     VALUE    VALUE     BENEFIT

 1      13000         13650     10653     1767   1000000     12005      3119   1000000    11328       2443    1000000
 2      13000         27983     21056    12171   1000000     25163     16278   1000000    23069      14183    1000000
 3      13000         43032     31200    22314   1000000     39579     30694   1000000    35224      26339    1000000
 4      13000         58833     41069    32183   1000000     55363     46477   1000000    47793      38908    1000000
 5      13000         75425     50646    41761   1000000     72634     63749   1000000    60773      51888    1000000
 6      13000         92846     60190    53082   1000000     91834     84726   1000000    74451      67343    1000000
 7      13000        111138     69398    64067   1000000    112830    107499   1000000    88541      83210    1000000
 8      13000        130345     78254    74699   1000000    135790    132236   1000000   103040      99486    1000000
 9      13000        150513     86735    84958   1000000    160898    159121   1000000   117941     116164    1000000
10      13000        171688     94816    94816   1000000    188358    188358   1000000   133237     133237    1000000
15      13000        294547    134338   134338   1000000    384580    384580   1000000   224507     224507    1000000
20      13000        451350    153792   153792   1000000    705991    705991   1000000   324402     324402    1000000
25      13000        651475    133462   133462   1000000   1253479   1253479   1341222   423618     423618    1000000
30      13000        906890     15550    15550   1000000   2167665   2167665   2276048   496693     496693    1000000

AGE 65  13000        322925    140234   140234   1000000    436554    436554   1000000   243989     243989    1000000


THE EXPENSE CHARGES AND COST OF INSURANCE RATES WILL NEVER BE GREATER THAN THOSE WHICH WERE USED TO CALCULATE THE ABOVE VALUES.

THE HYPOTHETICAL GROSS RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE GUARANTEED INTEREST DIVISION AND THE INVESTMENT EXPERIENCE OF THE DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL GROSS INVESTMENT RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0.00%, 12.00% AND 6.00% OVER A PERIOD OF YEARS BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN A DIFFERENT FREQUENCY THAN SHOWN.

--------------------------------------------------------------------------------

Variable Last Survivor                 61


PROSPECT:  INSURED PERSON NO. 1'S NAME:
MALE 50 NON-TOBACCO USER                                                                         PRESENTED BY:
INSURED PERSON NO. 2'S NAME
FEMALE 50 NON-TOBACCO USER
                                  SECURITY LIFE
                      VARIABLE LAST SURVIVOR UNIVERSAL LIFE

STATED DEATH BENEFIT:  $1,000,000                                     DEATH BENEFIT OPTION 1
                                                                      ANNUAL PREMIUM:  $13,000.00
                                                                      GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                --------0.00%------          ---------12.00%---------       ----------6.00%---------
                    PREMIUM              CASH                         CASH                          CASH
                  ACCUMULATED  ACCOUNT   SURR     DEATH     ACCOUNT   SURR      DEATH     ACCOUNT   SURR     DEATH
YEAR   PREMIUMS       AT 5%     VALUE    VALUE    BENEFIT   VALUE     VALUE     BENEFIT   VALUE     VALUE    BENEFIT

 1      13000         13650     10653     1767   1000000     12005      3119   1000000     11328     2443   1000000
 2      13000         27983     21056    12171   1000000     25163     16278   1000000     23069    14183   1000000
 3      13000         43032     31200    22314   1000000     39579     30694   1000000     35224    26339   1000000
 4      13000         58833     41150    32265   1000000     55448     46563   1000000     47876    38991   1000000
 5      13000         75425     50933    42047   1000000     72944     64058   1000000     61071    52186   1000000
 6      13000         92846     60824    53716   1000000     92540     85432   1000000     75121    68013   1000000
 7      13000        111138     70543    65211   1000000    114141    108810   1000000     89769    84437   1000000
 8      13000        130345     80088    76534   1000000    137949    134395   1000000    105035   101481   1000000
 9      13000        150513     89457    87680   1000000    164186    162409   1000000    120941   119164   1000000
10      13000        171688     98645    98645   1000000    193097    193097   1000000    137509   137509   1000000
15      13000        294547    148809   148809   1000000    403872    403872   1000000    241358   241358   1000000
20      13000        451350    193607   193607   1000000    756919    756919   1000000    371116   371116   1000000
25      13000        651475    228244   228244   1000000   1350529   1350529   1445066    530841   530841   1000000
30      13000        906890    242734   242734   1000000   2345328   2345328   2462595    727244   727244   1000000

AGE 65  13000        322925    158321   158321   1000000    460703    460703   1000000    265130   265130   1000000

THE CURRENT COST OF INSURANCE RATES ARE SUBJECT TO CHANGE. ACCOUNT VALUES WILL VARY FROM THOSE ILLUSTRATED IF ACTUAL RATES DIFFER FROM THOSE ASSUMED. CURRENT MORTALITY CHARGE RATES ARE BASED ON CURRENT MORTALITY EXPERIENCE AND ARE NOT DEPENDENT UPON FUTURE IMPROVEMENTS IN UNDERLYING MORTALITY.

THE HYPOTHETICAL GROSS RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS AND POLICY CHARGES MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE GUARANTEED INTEREST DIVISION AND THE INVESTMENT EXPERIENCE OF THE DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL GROSS INVESTMENTS RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0.00%, 12.00% AND 6.00% OVER A PERIOD OF YEARS BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN A DIFFERENT FREQUENCY THAN SHOWN.

--------------------------------------------------------------------------------

Variable Last Survivor                 62

ADDITIONAL INFORMATION

DIRECTORS AND OFFICERS

Set forth below is information regarding the directors and principal officers of Security Life of Denver Insurance Company. Security Life's address, and the business address of each person named, except as noted with one or two asterisks (*/**), is Security Life Center, 1290 Broadway, Denver, Colorado 80203-5699. The business address of each person denoted with one asterisk (*) is ING North America Insurance Corporation, 5780 Powers Ferry Road, Atlanta, Georgia 30327-4390. The business address of each person denoted with two asterisks (**) is Security Life of Denver Insurance Company, 9140 Arrowpoint Blvd., Suite 400, Charlotte, North Carolina 28273.


Name and Principal
Business and Address           Position and Offices with Security Life of Denver
--------------------           -------------------------------------------------
Stephen M. Christopher         Director, President and Chief Executive Officer

Thomas F. Conroy               Director, President Security Life Reinsurance

Michael W. Cunningham*         Director, Executive Vice President

Linda B. Emory*                Director, Executive Vice President and Appointed
                               Actuary

James L. Livingston, Jr.       Executive Vice President and Chief Operating
                               Officer

Jeffrey R. Messner             Executive Vice President and Chief Marketing
                               Officer

Jess A. Skriletz               President, ING Institutional Markets

John R. Barmeyer*              Senior Vice President, Chief Legal Officer

Wayne D. Bidelman              Senior Vice President, CCRC

Eugene L. Copeland             Senior Vice President and General Counsel,
                               Security Life Reinsurance and ING Institutional
                               Markets

Michael Fisher*                Senior Vice President, Litigation

Carol D. Hard                  Senior Vice President, Variable Products

Philip R. Kruse                Senior Vice President

Charles LeDoyen**              Senior Vice President, Structured Settlements

Timothy P. McCarthy            Senior Vice President, Marketing Services

Gregory G. McGreevey           Senior Vice President, New Product and Market
                               Development



--------------------------------------------------------------------------------

Variable Last Survivor                 63

Name and Principal
Business and Address           Position and Offices with Security Life of Denver
--------------------           -------------------------------------------------
Jeffery W. Seel*               Senior Vice President, Chief Investment Officer

Lawrence D. Taylor             Senior Vice President, Chief Actuary

Louis N. Trapolino             Senior Vice President, Distribution

William D. Tyler*              Senior Vice President, Chief Information Officer

Katherine Anderson             Vice President

Carole A. Baumbusch            Vice President, Special Projects

Evelyn A. Bentz                Vice President, M Financial Sales

Thomas Kirby Brown, Jr.        Vice President, Operations, ING Institutional
                               Markets

Douglas W. Campbell            Vice President, Agency Sales

Daniel S. Clements             Vice President and Chief Underwriter

Stanley F. Eckert              Vice President, National Marketing

Larry D. Erb                   Vice President, Information Technology

Martha K. Evans                Vice President, Variable Operations

Fitz Fisher                    Vice President, Information Technology

Deborah B. Holden*             Vice President, Corporate Benefits

Brian Holland                  Vice President, Sales and International Risk
                               Management

Kenneth R. Kiefer**            Vice President, Operations, Structured
                               Settlements

Richard D. King                Vice President, Medical Director

C. Lynn McPherson*             Vice President

Sue A. Miskie                  Vice President, Corporate Services

David S. Pendergrass*          Vice President and Treasury Officer

Stephen R. Pryde               Vice President, Administration

Christiaan M. Rutten           Vice President, Structured Reinsurance


--------------------------------------------------------------------------------

Variable Last Survivor               64

Name and Principal
Business and Address           Position and Offices with Security Life of Denver
--------------------           -------------------------------------------------
Casey J. Scott                 Vice President, National Marketing

Alan C. Singer                 Vice President, Customer Relations and Regulatory
                               Compliance

Mark A. Smith                  Vice President, Insurance Services

Jerome M. Strop                Vice President, Strategic Marketing

Gary W. Waggoner               Vice President, General Counsel and Corporate
                               Secretary

William Wojciechowski*         Vice President, CCRC

Amy L. Winsor                  Treasurer and Finance Officer

Eric G. Banta                  Assistant Secretary

Roger O. Beebe                 Actuarial Officer

Marsha K. Crest                Agency Administration Officer

John B. Dickinson              Actuarial Officer

Relda A. Fleshman              Deputy General Counsel

Shirley A. Knarr               Actuarial Officer

Glen E. Stark                  Actuarial Officer

William J. Wagner              Actuarial Officer



--------------------------------------------------------------------------------

Variable Last Survivor                 65

REGULATION

We are regulated and supervised by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado which periodically examines our financial condition and operations. In addition, we are subject to the insurance laws and regulations in every jurisdiction in which we do business. As a result, the provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We are required to submit annual statements, including financial statements, of our operations and finances to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

We are also subject to various federal securities laws and regulations.


LEGAL MATTERS

The legal matters in connection with the policy described in this prospectus have been passed on by the General Counsel of Security Life. Sutherland Asbill & Brennan LLP has provided advice on matters relating to the federal securities laws.


LEGAL PROCEEDINGS

Security Life, as an insurance company, is ordinarily involved in litigation. We do not believe that any current litigation is material to Security Life's ability to meet its obligations under the policy or to the variable account, and we do not expect to incur significant losses from such actions. ING America Equities, Inc., the principal underwriter and distributor of the policy, is not engaged in any litigation of any material nature.


EXPERTS

The consolidated financial statements of Security Life of Denver Insurance Company and Subsidiaries at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and the financial statements of the Separate Account L1 at December 31, 1998, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement have been audited by _________________________, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. [to be filed by amendment.]

Actuarial matters in this prospectus have been examined by Lawrence D. Taylor, F.S.A., M.A.A.A., who is Senior Vice President and Chief Actuary of Security Life. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC. [to be filed by amendment.]


REGISTRATION STATEMENT

We have filed a Registration Statement relating to the Variable Account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. The additional information may be obtained from the SEC's principal office in Washington, DC. There is a charge for this material.


--------------------------------------------------------------------------------

Variable Last Survivor                 66

                              FINANCIAL STATEMENTS




                           [to be filed by amendment]

--------------------------------------------------------------------------------

Variable Last Survivor
                                                        67

                                                    APPENDIX A


                                                  FACTORS FOR THE
                                    GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST
                                            FOR A LIFE INSURANCE POLICY

    Attained                       Attained                        Attained                       Attained
 Age of Younger      Factor     Age of Younger                  Age of Younger                 Age of Younger
    Insured                         Insured          Factor        Insured          Factor         Insured         Factor

       0              2.50            25             2.50             50            1.85             75             1.05
       1              2.50            26             2.50             51            1.78             76             1.05
       2              2.50            27             2.50             52            1.71             77             1.05
       3              2.50            28             2.50             53            1.64             78             1.05
       4              2.50            29             2.50             54            1.57             79             1.05

       5              2.50            30             2.50             55            1.50             80             1.05
       6              2.50            31             2.50             56            1.46             81             1.05
       7              2.50            32             2.50             57            1.42             82             1.05
       8              2.50            33             2.50             58            1.38             83             1.05
       9              2.50            34             2.50             59            1.34             84             1.05

       10             2.50            35             2.50             60            1.30             85             1.05
       11             2.50            36             2.50             61            1.28             86             1.05
       12             2.50            37             2.50             62            1.26             87             1.05
       13             2.50            38             2.50             63            1.24             88             1.05
       14             2.50            39             2.50             64            1.22             89             1.05

       15             2.50            40             2.50             65            1.20             90             1.05
       16             2.50            41             2.43             66            1.19             91             1.04
       17             2.50            42             2.36             67            1.18             92             1.03
       18             2.50            43             2.29             68            1.17             93             1.02
       19             2.50            44             2.22             69            1.16             94             1.01

       20             2.50            45             2.15             70            1.15             95             1.00
       21             2.50            46             2.09             71            1.13             96             1.00
       22             2.50            47             2.03             72            1.11             97             1.00
       23             2.50            48             1.97             73            1.09             98             1.00
       24             2.50            49             1.91             74            1.07             99             1.00

                                                                                                     100            1.00



THE POLICY'S BASE DEATH BENEFIT AT ANY TIME WILL BE AT LEAST EQUAL TO THE ACCOUNT VALUE TIMES THE APPROPRIATE FACTOR FROM THIS TABLE.



--------------------------------------------------------------------------------

Variable Last Survivor                 68

                                   APPENDIX B

                         ENHANCED DEATH BENEFIT CORRIDOR
                                 FACTORS FOR THE
                   GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST
                           FOR A LIFE INSURANCE POLICY


    Attained                    Attained                    Attained                    Attained
 Age of Younger             Age of Younger              Age of Younger              Age of Younger
    Insured      Factor         Insured     Factor         Insured      Factor          Insured     Factor

       0         2.50             25        2.50              50        1.85              75        1.05
       1         2.50             26        2.50              51        1.78              76        1.05
       2         2.50             27        2.50              52        1.71              77        1.05
       3         2.50             28        2.50              53        1.64              78        1.05
       4         2.50             29        2.50              54        1.57              79        1.09

       5         2.50             30        2.50              55        1.50              80        1.14
       6         2.50             31        2.50              56        1.46              81        1.18
       7         2.50             32        2.50              57        1.42              82        1.22
       8         2.50             33        2.50              58        1.38              83        1.26
       9         2.50             34        2.50              59        1.34              84        1.31

       10        2.50             35        2.50              60        1.30              85        1.35
       11        2.50             36        2.50              61        1.28              86        1.33
       12        2.50             37        2.50              62        1.26              87        1.31
       13        2.50             38        2.50              63        1.24              88        1.29
       14        2.50             39        2.50              64        1.22              89        1.27

       15        2.50             40        2.50              65        1.20              90        1.26
       16        2.50             41        2.43              66        1.19              91        1.24
       17        2.50             42        2.36              67        1.18              92        1.22
       18        2.50             43        2.29              68        1.17              93        1.19
       19        2.50             44        2.22              69        1.16              94        1.16

       20        2.50             45        2.15              70        1.15              95        1.12
       21        2.50             46        2.09              71        1.13              96        1.11
       22        2.50             47        2.03              72        1.11              97        1.09
       23        2.50             48        1.97              73        1.09              98        1.06
       24        2.50             49        1.91              74        1.07              99        1.03

                                                                                          100       1.00


THE POLICY'S BASE DEATH BENEFIT AT ANY TIME WILL BE AT LEAST EQUAL TO THE ACCOUNT VALUE TIMES THE APPROPRIATE FACTOR FROM THIS TABLE.


--------------------------------------------------------------------------------

Variable Last Survivor                 69

                                   APPENDIX C

PERFORMANCE INFORMATION

POLICY PERFORMANCE

The following hypothetical illustrations demonstrate how the actual investment experience of each Division of the Variable Account affects the Cash Surrender Value, Account Value and Death Benefit of a policy. These hypothetical illustrations are based on the actual historical return of each portfolio as if a policy had been issued on the date indicated. Each portfolio's Annual Total Return is based on the total return calculated for each fiscal year. These Annual Total Return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or Variable Account asset-based charges and deductions, which if reflected, would result in lower total return figures than those shown.

The illustrations are based on the payment of a $12,500 annual premium, paid at the beginning of each year, for a hypothetical policy with a $1,000,000 face amount death benefit Option 1, issued on a preferred, nonsmoker male, Age 50 and a preferred, nonsmoker female, age 50. It is assumed that all premiums are allocated to the Division illustrated for the period shown. The benefits are calculated for a specific date. The amount and timing of Premium Payments and the use of other policy features, such as policy loans, would affect individual policy benefits.

The amounts shown for the Cash Surrender Values, Account Values and Death Benefits take into account the charges against premiums, current cost of insurance and monthly deductions, the daily charge against the Variable Account for mortality and expense risks, and each portfolio's charges and expenses. SEE CHARGES, DEDUCTIONS AND REFUNDS, PAGE 48. This prospectus also contains illustrations based on assumed rates of return. SEE ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES AND ACCUMULATED PREMIUMS, PAGE 59.



--------------------------------------------------------------------------------

Variable Last Survivor                 70

              HYPOTHETICAL ILLUSTRATIONS [to be filed by amendment]

Nonsmoker Male Age 50
Nonsmoker Female Age 50
Preferred Risk Class                                     Death Benefit Option 1
Stated Death Benefit $1,000,000                          Annual Premium $12,500

--------------------------------------------------------------------------------



AIM V.I. CAPITAL APPRECIATION FUND
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/94           2.50%             2,151           11,036          1,000,000
12/31/95          35.69%            20,673           29,559          1,000,000
12/31/96          17.58%            38,171           47,056          1,000,000
12/31/97          13.51%            56,208           65,093          1,000,000
12/31/98          19.30%            80,917           89,802          1,000,000

AIM V.I. GOVERNMENT SECURITIES FUND
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/94        (3.73)%              1,450           10,335          1,000,000
12/31/95         15.56%             15,397           24,282          1,000,000
12/31/96          2.29%             26,616           35,501          1,000,000
12/31/97          8.16%             40,703           49,589          1,000,000
12/31/98          7.66%             55,522           64,407          1,000,000

ALGER AMERICAN GROWTH PORTFOLIO
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/90           4.14%             2,336           11,221          1,000,000
12/31/91          40.39%            21,976           30,861          1,000,000
12/31/92          12.38%            37,516           46,401          1,000,000
12/31/93          22.47%            60,600           69,485          1,000,000
12/31/94           1.45%            71,811           80,696          1,000,000
12/31/95          36.37%           117,130          124,238          1,000,000
12/31/96          13.35%           146,812          152,143          1,000,000
12/31/97          25.75%           200,125          203,679          1,000,000
12/31/98          48.07%           313,916          315,693          1,000,000

ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/96          12.04%             3,226           12,111          1,000,000
12/31/97          19.68%            18,394           27,279          1,000,000
12/31/98          57.83%            50,930           59,815          1,000,000

The assumptions underlying these values are described in Performance Information, page 70.

* These Annual Total Return figures reflect the Portfolio's management fees and other operating expenses but do not reflect the Policy level or Variable Account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

--------------------------------------------------------------------------------

Variable Last Survivor                 71

        HYPOTHETICAL ILLUSTRATION (Continued) [to be filed by amendment]

Nonsmoker Male Age 50
Nonsmoker Female Age 50
Preferred Risk Class                                     Death Benefit Option 1
Stated Death Benefit $1,000,000                          Annual Premium $12,500

--------------------------------------------------------------------------------



ALGER AMERICAN MIDCAP GROWTH PORTFOLIO
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/94         (1.54)%             1,696           10,581          1,000,000
12/31/95          44.45%            21,969           30,854          1,000,000
12/31/96          11.90%            37,307           46,192          1,000,000
12/31/97          15.01%            56,090           64,976          1,000,000
12/31/98          30.30%            89,105           97,990          1,000,000

ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/89          64.48%              9,158           18,043         1,000,000
12/31/90           8.71%             22,242           31,127         1,000,000
12/31/91          57.54%             56,838           65,723         1,000,000
12/31/92           3.55%             69,632           78,518         1,000,000
12/31/93          13.28%             91,451          100,336         1,000,000
12/31/94         (4.38)%             98,461          105,569         1,000,000
12/31/95          44.31%            161,802          167,133         1,000,000
12/31/96           4.18%            180,581          184,135         1,000,000
12/31/97          11.39%            213,927          215,704         1,000,000
12/31/98          15.53%            259,929          259,929         1,000,000

FIDELITY VIP GROWTH PORTFOLIO
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/89          31.51%              5,425           14,310         1,000,000
12/31/90        (11.73)%             13,018           21,903         1,000,000
12/31/91          45.51%             38,443           47,328         1,000,000
12/31/92           9.32%             54,078           62,963         1,000,000
12/31/93          19.37%             78,445           87,331         1,000,000
12/31/94         (0.02)%             90,393           97,501         1,000,000
12/31/95          35.36%            140,552          145,883         1,000,000
12/31/96          14.71%            175,056          178,611         1,000,000
12/31/97          23.48%            230,639          232,416         1,000,000
12/31/98          39.49%            337,128          337,128         1,000,000

 The assumptions underlying these values are described in Performance Information, page 70.

 * These Annual Total Return figures reflect the Portfolio's management fees and other operating expenses but do not reflect the Policy level or Variable Account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

--------------------------------------------------------------------------------

Variable Last Survivor                 72

        HYPOTHETICAL ILLUSTRATION (Continued) [to be filed by amendment]

Nonsmoker Male Age 50
Nonsmoker Female Age 50
Preferred Risk Class                                     Death Benefit Option 1
Stated Death Benefit $1,000,000                          Annual Premium $12,500

--------------------------------------------------------------------------------


FIDELITY VIP MONEY MARKET PORTFOLIO
  Year         Annual Total     Cash Surrender       Account          Benefit
  Ended          Return *            Value            Value            Death
12/31/89          9.12%               2,897           11,782         1,000,000
12/31/90          8.04%              15,332           24,218         1,000,000
12/31/91          6.09%              27,888           36,774         1,000,000
12/31/92          3.90%              40,039           48,924         1,000,000
12/31/93          3.23%              52,166           61,051         1,000,000
12/31/94          4.25%              67,385           74,493         1,000,000
12/31/95          5.87%              84,445           89,776         1,000,000
12/31/96          5.41%             101,807          105,361         1,000,000
12/31/97          5.51%             119,987          121,764         1,000,000
12/31/98          5.46%             138,853          138,853         1,000,000

FIDELITY VIP OVERSEAS PORTFOLIO
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/89          26.28%              4,834           13,719         1,000,000
12/31/90         (1.67)%             14,997           23,883         1,000,000
12/31/91           8.00%             28,202           37,087         1,000,000
12/31/92        (10.72)%             33,350           42,235         1,000,000
12/31/93          37.35%             63,435           72,320         1,000,000
12/31/94           1.72%             76,942           84,050         1,000,000
12/31/95           9.74%             98,161          103,493         1,000,000
12/31/96          13.15%            124,999          128,553         1,000,000
12/31/97          11.56%            152,694          154,471         1,000,000
12/31/98          12.75%            185,110          185,110         1,000,000

FIDELITY VIP II ASSET MANAGER PORTFOLIO
  Year         Annual Total     Cash Surrender       Account          Benefit
  Ended          Return *            Value            Value            Death
12/31/90           6.72%              2,626           11,512         1,000,000
12/31/91          22.56%             18,334           27,219         1,000,000
12/31/92          11.71%             33,197           42,082         1,000,000
12/31/93          21.23%             54,692           63,577         1,000,000
12/31/94         (6.09)%             60,262           69,147         1,000,000
12/31/95          16.96%             85,943           93,051         1,000,000
12/31/96          14.60%            113,014          118,345         1,000,000
12/31/97          20.65%            151,354          154,908         1,000,000
12/31/98          15.05%            187,651          189,428         1,000,000

The assumptions underlying these values are described in Performance Information, page 70.

* These Annual Total Return figures reflect the Portfolio's management fees and other operating expenses but do not reflect the Policy level or Variable Account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

--------------------------------------------------------------------------------

Variable Last Survivor                 73

        HYPOTHETICAL ILLUSTRATION (Continued) [to be filed by amendment]

Nonsmoker Male Age 50
Nonsmoker Female Age 50
Preferred Risk Class                                     Death Benefit Option 1
Stated Death Benefit $1,000,000                          Annual Premium $12,500

--------------------------------------------------------------------------------



FIDELITY VIP II INDEX 500 PORTFOLIO
  Year         Annual Total     Cash Surrender       Account          Benefit
  Ended          Return *            Value            Value            Death
12/31/93           9.74%              2,967           11,852         1,000,000
12/31/94           1.04%             13,798           22,683         1,000,000
12/31/95          37.19%             36,761           45,646         1,000,000
12/31/96          22.82%             59,880           68,765         1,000,000
12/31/97          32.82%             96,010          104,895         1,000,000
12/31/98          28.31%            140,573          147,682         1,000,000

INVESCO VIF-EQUITY INCOME FUND
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/95          29.25%             5,169           14,054          1,000,000
12/31/96          22.28%            21,357           30,243          1,000,000
12/31/97          28.17%            43,336           52,221          1,000,000
12/31/98          15.30%            63,157           72,042          1,000,000

INVESCO VIF-HIGH YIELD FUND
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/95          19.76%             4,097           12,982          1,000,000
12/31/96          16.59%            18,683           27,568          1,000,000
12/31/97          17.33%            35,751           44,636          1,000,000
12/31/98           1.42%            46,773           55,659          1,000,000

INVESCO VIF-SMALL COMPANY GROWTH FUND
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/98          16.38%             3,716           12,601          1,000,000

INVESCO VIF-TOTAL RETURN FUND
  Year         Annual Total     Cash Surrender       Account          Benefit
  Ended          Return *            Value            Value            Death
12/31/95          22.79%             4,439           13,325          1,000,000
12/31/96          12.18%            17,999           26,885          1,000,000
12/31/97          22.91%            37,070           45,955          1,000,000
12/31/98           9.56%            52,724           61,609          1,000,000

The assumptions underlying these values are described in Performance Information, page 70.

* These Annual Total Return figures reflect the Portfolio's management fees and other operating expenses but do not reflect the Policy level or Variable Account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

--------------------------------------------------------------------------------

Variable Last Survivor                 74

        HYPOTHETICAL ILLUSTRATION (Continued) [to be filed by amendment]

Nonsmoker Male Age 50
Nonsmoker Female Age 50
Preferred Risk Class                                     Death Benefit Option 1
Stated Death Benefit $1,000,000                          Annual Premium $12,500

--------------------------------------------------------------------------------



INVESCO VIF-UTILITIES FUND
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/95          9.08%              2,892           11,778          1,000,000
12/31/96          12.76%            16,410           25,295          1,000,000
12/31/97          23.41%            35,312           44,197          1,000,000
12/31/98          25.48%            59,578           68,463          1,000,000

NEUBERGER BERMAN GROWTH PORTFOLIO
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/89          29.47%              5,194           14,079         1,000,000
12/31/90         (8.19)%             13,707           22,592         1,000,000
12/31/91          29.73%             34,127           43,012         1,000,000
12/31/92           9.54%             49,512           58,397         1,000,000
12/31/93           6.79%             64,336           73,221         1,000,000
12/31/94         (4.99)%             72,208           79,316         1,000,000
12/31/95          31.73%            112,839          118,170         1,000,000
12/31/96           9.14%            136,324          139,878         1,000,000
12/31/97          29.01%            191,467          193,244         1,000,000
12/31/98          15.53%            234,166          234,166         1,000,000

NEUBERGER BERMAN LIMITED MATURITY BOND PORTFOLIO
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/89          10.77%               3,083           11,968         1,000,000
12/31/90           8.32%              15,597           24,482         1,000,000
12/31/91          11.34%              30,030           38,915         1,000,000
12/31/92           5.18%              42,885           51,771         1,000,000
12/31/93           6.63%              57,210           66,095         1,000,000
12/31/94         (0.15)%              69,215           76,323         1,000,000
12/31/95          10.94%              90,790           96,121         1,000,000
12/31/96           4.31%             107,272          110,826         1,000,000
12/31/97           6.74%             127,206          128,983         1,000,000
12/31/98           4.39%             144,919          144,919         1,000,000

NEUBERGER BERMAN PARTNERS PORTFOLIO
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/95          36.47%             5,985           14,871          1,000,000
12/31/96          29.57%            24,245           33,130          1,000,000
12/31/97          31.25%            48,369           57,254          1,000,000
12/31/98           4.21%            61,375           70,260          1,000,000

The assumptions underlying these values are described in Performance Information, page 70.

* These Annual Total Return figures reflect the Portfolio's management fees and other operating expenses but do not reflect the Policy level or Variable Account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

--------------------------------------------------------------------------------

Variable Last Survivor                 75

        HYPOTHETICAL ILLUSTRATION (Continued) [to be filed by amendment]

Nonsmoker Male Age 50
Nonsmoker Female Age 50
Preferred Risk Class                                     Death Benefit Option 1
Stated Death Benefit $1,000,000                          Annual Premium $12,500

--------------------------------------------------------------------------------



VAN ECK WORLDWIDE BOND FUND
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/90          11.25%              3,137           12,022         1,000,000
12/31/91          18.39%             17,989           26,874         1,000,000
12/31/92         (5.25)%             26,394           35,279         1,000,000
12/31/93           7.79%             40,294           49,180         1,000,000
12/31/94         (1.32)%             49,699           58,584         1,000,000
12/31/95          17.30%             73,915           81,023         1,000,000
12/31/96           2.53%             88,240           93,571         1,000,000
12/31/97           2.38%            102,617          106,172         1,000,000
12/31/98          12.75%            129,295          131,072         1,000,000

VAN ECK WORLDWIDE EMERGING MARKETS FUND
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/96           26.82%             4,895           13,780         1,000,000
12/31/97         (11.61)%            12,583           21,469         1,000,000
12/31/98         (34.15)%            11,937           20,822         1,000,000

VAN ECK WORLDWIDE HARD ASSETS FUND
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/91         (2.93)%             1,540           10,425          1,000,000
12/31/92         (4.09)%            11,260           20,146          1,000,000
12/31/93          64.83%            41,942           50,827          1,000,000
12/31/94         (4.78)%            49,187           58,072          1,000,000
12/31/95          10.99%            66,881           75,766          1,000,000
12/31/96          18.04%            94,565          101,674          1,000,000
12/31/97         (1.67)%           104,541          109,872          1,000,000
12/31/98        (30.93)%            79,064           82,618          1,000,000

VAN ECK WORLDWIDE REAL ESTATE FUND
  Year         Annual Total     Cash Surrender       Account           Death
 Ended:          Return*             Value            Value           Benefit
12/31/98         (11.35)%             593             9,478          1,000,000

 The assumptions underlying these values are described in Performance Information, page 70.

*These Annual Total Return figures reflect the Portfolio's management fees and other operating expenses but do not reflect the Policy level or Variable Account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

--------------------------------------------------------------------------------

Variable Last Survivor                 76

                                     PART II


                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                      UNDERTAKING REGARDING INDEMNIFICATION

Please refer to the Articles of Incorporation listed as Exhibits 1.A(6)(a) and 1.A(6)(b-g) and the By-Laws listed as Exhibits 1.A(6)(h) and 1.A(6)(h)(i).

Security Life of Denver's (the "corporation") Certificate of Incorporation and bylaws provide that the corporation shall have every power and duty of indemnification of directors, officers, employees and agents, without limitation, provided by the laws of the state of Colorado. Under Colorado law, the corporation has the power to indemnify such persons against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, if such person acted in good faith and in a manner which that person reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions by or in the right of the corporation, such indemnification cannot be made where such person is adjudged liable to the corporation, except pursuant to a court order. The corporation is required to indemnify directors, officers, employees and agents against expense actually and reasonably incurred in connection with actions where such persons have been successful on the merits or otherwise in defense of such actions.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the securities and Exchange commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling preceding, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


          UNDERTAKING REQUIRED BY SECTION 26(E)(2)(A) OF THE INVESTMENT
                         COMPANY ACT OF 1940, AS AMENDED

Security Life of Denver Insurance Company represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.

     Cross-Reference table.

     The prospectus.

--------------------------------------------------------------------------------

Variable Last Survivor               II - 1

     The undertaking to file reports.

     The undertaking regarding indemnification.

     The undertaking required by Section 26(e)2(A) of the Investment Company Act of 1940, as amended.

     The signatures.

     Written consents of the following persons:
              Lawrence D. Taylor (See Exhibit 6B). [To be filed by amendment] Ernst & Young, L.L.P. (See Exhibit 7A). [To be filed by amendment] Sutherland Asbill & Brennan, LLP (See Exhibit 7B). [To be filed by amendment]


     The following exhibits:

1.A  (1)  Resolution of the Executive Committee of the Board of Directors of
          Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant. /1/

     (2)  Not Applicable.

     (3)  (a)  Security Life of Denver Distribution Agreement./1/
          (b) Specimen Amendment to Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Compensation Schedule.
          (c)  Commission Schedule for Policies.

     (4)  Not Applicable.

     (5) (a) Specimen Variable Last Survivor Universal Life Insurance Policy (Form No.2504 (JTVUL)-8/99).
          (b)  Adjustable Term Insurance Rider (Form No. R2003-8/99)./4/
          (c)  Single Life Term Insurance Rider (Insured #1)
               (Form No. R2004-8/99)./4/
          (d)  Single Life Term Insurance Rider (Insured #2)
               (Form No. R2005-8/99)./4/
          (e)  Aviation Exclusion Rider (Form No. S-9622).

     (6) (a) Security Life of Denver's Restated Articles of Incorporation./1/ (b-g) Amendments to Articles of Incorporation through June 12,
                1987./1/
          (h)  Security Life of Denver's By-Laws./1/
          (i) Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997)./2/

     (7)  Not Applicable.

     (8)  (a)  Participation Agreements
               (i) Participation Agreement by and among AIM Variable Insurance Funds, Inc., Life Insurance Company, on Behalf of Itself and its Separate Accounts and Name of Underwriter of Variable Contracts and Policies./3/
               (ii) Sales Agreement by and among The Alger American Fund, Fred
                    Alger Management, Inc., and Security Life of Denver Insurance Company./1/
               (iii)Sales Agreement by and among Neuberger & Berman Advisers
                    Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company./1/
               (iv) Participation Agreement among Variable Insurance Products
                    Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company./1/
               (v) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company./1/
               (vi) Participation Agreement among INVESCO Variable Investment
                    Funds, Inc., INVESCO

--------------------------------------------------------------------------------

Variable Last Survivor               II - 2

                    Funds Group, Inc., and Security Life of Denver Insurance Company./1/
               (vii)Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company./1/

     (9)  Not Applicable.

     (10) Specimen Variable Last Survivor Life Insurance Application with Binding Limited Life Insurance Coverage Form (Form No. Q-2006-9/97).

2.   Included as Exhibit 1.A(5) above.

3.A  Opinion and consent of Gary W. Waggoner as to securities being registered.

4.   Not Applicable.

5.   Not Applicable.

6.A  Opinion and consent of Lawrence D. Taylor.[To be filed by amendment]

7.A  Consent of Ernst & Young L.L.P. [To be filed by amendment]
  B Consent of Sutherland Asbill & Brennan LLP. [To be filed by amendment]

8.   Not Applicable.
-----------

/1/ Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on April 27, 1998 (File No. 33-74190).

/2/ Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on October 29, 1998 (File No. 33-74190).

/3/ Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on March 2, 1998 (File No. 33-74190).

/4/ Incorporated herein by reference to the Initial Registration to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on February 22, 1999 (File No. 333-72753).



--------------------------------------------------------------------------------

Variable Last Survivor               II - 3

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Security Life of Denver Insurance Company and the Registrant, Security Life Separate Account L1, have duly caused this Registration Statement to be signed on their behalf by the undersigned, hereunto duly authorized, and their seal to be hereunto fixed and attested, all in the City and County of Denver and the State of Colorado on the 30th day of March, 1999.


                         SECURITY LIFE OF DENVER INSURANCE COMPANY
                         (Depositor)


                         BY:  /s/ Stephen M. Christopher
                             ---------------------------------
                             Stephen M. Christopher
                             President
(Seal)

ATTEST:


/s/ Gary W. Waggoner
----------------------------
Gary W. Waggoner




                        SECURITY LIFE SEPARATE ACCOUNT L1
                        (Registrant)

                        BY:  SECURITY LIFE OF DENVER INSURANCE COMPANY
                        (Depositor)


                        BY:  /s/ Stephen M. Christopher
                             ---------------------------------
                             Stephen M. Christopher
                             President

(Seal)

ATTEST:


/s/ Gary W. Waggoner
-----------------------------
 Gary W. Waggoner


--------------------------------------------------------------------------------

Variable Last Survivor               II - 4

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with Security Life of Denver Insurance Company and on the date indicated.


PRINCIPAL EXECUTIVE OFFICERS:


 /s/ Stephen M. Christopher
-----------------------------
Stephen M. Christopher
President, Chief Executive Officer and Director


 /s/ Jim Livingston
-----------------------------
Jim Livingston
Chief Operations Officer


PRINCIPAL ACCOUNTING OFFICER:


 /s/ Amy L. Winsor
-----------------------------
Amy L. Winsor
Treasurer and Finance Officer


DIRECTORS:


 /s/ Thomas F. Conroy
-----------------------------
Thomas F. Conroy


 /s/ Linda B. Emory
-----------------------------
Linda B. Emory



-----------------------------
Michael W. Cunningham





--------------------------------------------------------------------------------

Variable Last Survivor               II - 5

                                  EXHIBIT INDEX


Exhibit No.   Description of Exhibit
-----------   ----------------------
1.A(3)(b)     Amendment to the Broker-Dealer Supervisory and Selling Agreement
              for Variable Contracts with Compensation Schedule.

1.A(3)(c)     Commission Schedule for Policies.

1.A(5)(a)     Specimen Variable Last Survivor Universal Life Insurance Policy
              (Form No. 2504 (JTVUL)-8/99).

1.A(5)(e)     Aviation Exclusion Rider (Form No. S-9622).

1.A(10) Specimen Variable Last Survivor Life Insurance Application with Binding Limited Life Insurance Coverage Form(Form No. Q-2006-9/97).

3.A Opinion and consent of Gary W. Waggoner as to securities being registered.




--------------------------------------------------------------------------------

Variable Last Survivor               II - 6